SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to §240.13d-l(a) and amendments thEREto filed

pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AsiaInfo-Linkage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04518A104

(CUSIP Number)

Libin Sun LT International Limited No. 16 Building No. 12 Dinghuaimen, Nanjing 210013 People’s Republic of China Telephone: +86-25 8375-3888	With a copy to: David T. Zhang, Esq. Kirkland & Ellis c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852-3761-3318
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104

1.	NAMES OF REPORTING PERSONS. LT International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated based upon 73,027,512 issued and outstanding shares of common stocks, $0.01 par value ( “Common Stock”) of AsiaInfo-Linkage, Inc., a Delaware corporation (the “Issuer”) as of October 29, 2013, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended September 30, 2013.

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CUSIP No. 04518A104

1.	NAMES OF REPORTING PERSONS. Libin Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

**	Calculated using 73,027,512 issued and outstanding shares of Common Stock of the Issuer as of October 29, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended September 30, 2013.
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CUSIP No. 04518A104

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2010, as amended, supplemented and restated by the Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2011 and the Amendment No. 2 to Schedule 13D filed with the SEC on August 21, 2012 (the “Original Filing”) by LT International Limited, a company organized under the laws of the British Virgin Islands (“LTI”) and Mr. Libin Sun, the sole owner and the sole director of LTI (“Mr. Sun,” together with LTI, the “Reporting Persons”), with respect to Common Stock of the Issuer. This Amendment No. 3 amends and restates the cover page and Item 5 of the Original Filing, and amends and supplements Items 6 and 7 of the Original Filing. Items 1, 2, 3 and 4 of the Original Filing are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by LTI and Mr. Sun as of the date of this Amendment No. 3.

	NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING AND	NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING AND	AGGREGATE NUMBER OF SHARES BENEFICIALLY	PERCENTAGE OF CLASS BENEFICIALLY
NAME	DISPOSITIVE POWER	DISPOSITIVE POWER	OWNED	OWNED (1)
LTI	12,555,625	0	12,555,625	17.2%
Mr. Sun	12,555,625	0	12,555,625	17.2%

(1)	Calculated using 73,027,512 issued and outstanding shares of Common Stock of the Issuer as of October 29, 2013, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended September 30, 2013.

(c)-(d) The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 5. 5,650,031 shares of Common Stock of the Issuer held by LTI are pledged to ABN AMRO Bank N.V. Hong Kong Branch (“ABN”) and 6,905,594 shares of Common Stock of the Issuer held by LTI are pledged to UBS AG (“UBS”), in each case, for loans made available to LTI.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Filing is hereby amended and supplemented by adding the following:

On January 28, 2013, LTI and Mr. Sun accepted a Facility Letter (the “ABN Facility Letter”) issued by ABN on January 10, 2013. The ABN Facility Letter makes available to LTI a revolving loan facility with a maximum aggregate principle amount up to US$60 million. Obligations under the ABN Facility Letter are collateralized, among others, by a first fixed charge on not less than 5,650,031 shares and not more than 7,400,000 shares of Common Stock of the Issuer held by LTI (the “ABN Charged Shares”) pursuant to the terms thereof. LTI will have all the rights to exercise voting rights with respect to the ABN Charged Shares unless an event of default under the ABN Facility Letter has occurred.

On November 25, 2013, LTI entered into a Borrower Agreement (the “UBS Borrower Agreement”) with UBS, in which the terms and conditions of a Promissory Note issued by LTI dated as of November 25, 2013 (the “UBS Promissory Note”) and a Credit Agreement (the “UBS Credit Agreement”) are incorporated by reference. The UBS Borrower Agreement makes available to LTI an uncommitted demand revolving line of credit with a maximum aggregate principle amount as specified in writing by UBS from time to time. Obligations under the UBS Borrower Agreement are collateralized, among others, by a first priority lien and security interests in certain assets and rights of LTI, including 6,905,594 shares of Common Stock of the Issuer held by LTI (the “UBS Pledged Shares”), pursuant to the terms thereof and certain 144 Pledgor’s Representation Letter issued by LTI dated as of November 30, 2013 (the “UBS Pledgor’s Letter”). LTI will have all the rights to exercise voting rights with respect to the UBS Pledged Shares unless an event of default under the UBS Borrower Agreement has occurred.

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The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the ABN Facility Letter filed as Exhibit G hereto, the UBS Borrower Agreement (including the UBS Promissory Note and the UBS Credit Agreement) filed as Exhibit H hereto and the UBS Pledgor’s Letter filed as Exhibit I hereto, each of which is incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Filing is hereby amended and supplemented by adding the following:

Exhibit No.	Description
Exhibit G	Facility Letter issued by ABN AMRO Bank N.V. Hong Kong Branch on January 10, 2013 and accepted by LT International Limited and Mr. Libin Sun on January 28, 2013
Exhibit H	Borrower Agreement, dated as of November 25, 2013, by and between LT International Limited and UBS AG Promissory Note, dated as of November 25, 2013, by LT International Limited Credit Agreement
Exhibit I	144 Pledgor’s Representation Letter for UBS AG Credit Lines, dated as of November 30, 2013, by LT International Limited

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CUSIP No. 04518A104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 2, 2013

LT International Limited

/s/ Libin Sun
Name: Libin Sun
Title: Director

/s/ Libin Sun
Libin Sun

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Exhibit G

ABN·AMRO

ABN AMRO Bank N.V.
Level 70, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong

Telephone +852 3763 3700
Facsimile +852 3763 3709

DUPLICATE

PRIVATE & CONFIDENTIAL

Ref: CA/0022/13/PB-GS

10 January 2013

LT International Limited
c/o Mr Jack Sun
No 16 Building
Nanjing Software Park
No 12 Dinghuaimen
Nanjing 210013
China

Dear Sirs

We refer to our recent discussion and are pleased to advise that we (the "**Bank**") have agreed to grant you restructured banking facilities of up to the aggregate equivalent amount of USD60,000,000.- (the "**Facility Limit**"), all such banking facilities, including a Multi-Currency Revolving Short Term Loan Facility as set out in Schedule 1 (hereinafter called the **"Facility"**), subject to the terms and conditions as set out in this letter (hereinafter called the "**Facility Letter**"), the applicable Terms and Conditions for Providing Private Banking Services, as amended, modified or supplemented from time to time, including but not limited to the Credit Terms defined therein, and, where applicable, the terms and conditions of the Master Agreement (together with all relevant confirmations) (collectively, all the relevant terms and conditions shall be referred to as the "**Terms**").

Accordingly, you and the Bank agree that this Facility Letter is an amendment and restatement of that facility letter dated 5 April 2012, as amended, restated and/or supplemented from time to time (the "Existing Facilities") and that to the extent there are any outstanding amounts under the Existing Facilities they shall continue to be outstanding amounts under this Facility Letter (save to the extent cancelled or otherwise terminated by the Bank as a result of this amendment and restatement).

1. DEFINITIONS

All capitalised terms used in the Facility Letter which are not defined in this Facility Letter shall have the meanings set forth in the Terms.

2. TYPE OF FACILITY AND LIMIT

Details of each banking facility, the applicable interest rate/commission/charge and the respective limits thereof are set out in Schedule 1.

3. PURPOSE OF FACILITY

The Facility Limit shall be split up into two portions according to the following schedule.

a. The outflow portion is intended for your outside investments and/or standby financing purpose. No further utilization of the existing USD20,000,000.- outflow portion is allowed on or before 1 April 2013.

ABN AMRO Bank N.V.
Incorporated in The Netherlands with limited liability

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b. The reinvestment portion is intended for your reinvestments with the Bank in marginable assets (with minimum average collateral value of 60%) acceptable to the Bank [excluding to finance additional investments in the shares of AsiaInfo-Linkage Inc ("ASIA")]. All such investments will be pledged or charged to the Bank as collateral for the Facility and must be fulfilled within 6 months from each loan drawdown of the Facility for the purpose specified in clause 3.a. above.

	Outflow portion	Reinvestment portion	Total Limit
Existing	USD20,000,000.-	USD40,000,000.-	USD60,000,000.-
Starting from 1 April 2013	USD15,000,000.-	USD45,000,000.-	USD60,000,000.-

4. UTILISATION OF FACILITY

Any utilisation of the Facility shall be at the Bank's absolute discretion and is subject to the Bank's lending criteria, the availability of funds, the provision of adequate Collateral and such other factors as the Bank may, in the Bank's absolute discretion, deem relevant from time to time.

5. INTEREST/COMMISSION/CHARGES

The/Each Facility is subject to the applicable interest rate/commission/charge set out in Schedule 1 or such other interest rate/commission/charge as may be determined and specified by the Bank in the Bank's absolute discretion from time to time.

6. PAYMENT OF INTEREST ON FACILITY

Interest is payable on the last day of each interest period which shall have a minimum 1 week and a maximum 6 months' duration unless otherwise agreed between you and the Bank. No rollover of loan interest is allowed.

7. COLLATERAL

You shall (and shall procure that the Third Party Collateral Provider does) provide the Bank with the Collateral described in Schedule 2 and/or such other Collateral acceptable to the Bank, as required by the Bank in the Bank's absolute discretion from time to time to secure the Obligations.

8. CONDITIONS PRECEDENT

In addition to the conditions precedent specified in the Terms (if any), the Facility and any utilization thereof shall be conditional upon your signing and due compliance with all the terms and conditions stated in this Facility Letter, the Credit Terms, the relevant confirmations which are read together with the Master Agreement and your execution and delivery in form and substance satisfactory to the Bank of the Collateral described in Schedule 2 and each of the documents set out in Schedule 3.

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ABN·AMRO

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9. **TERMS AND CONDITIONS**

a. *Collateral Terms*:

(1) **Collateral Value**: The value of the Collateral shall be determined from time to time by the Bank at the Bank's absolute discretion (the "**Collateral Value**"). Without prejudice to the foregoing, you acknowledge and agree that the Bank is entitled to determine the Collateral Value (and the allocation of the respective value(s) for the purpose of such determination) on the basis set out in the Appendix to this Facility Letter or on such other basis as the Bank may decide in the Bank's absolute discretion from time to time. You further acknowledge and agree that the figures set out in the Appendix are for reference only and are subject to change from time to time without prior notice and that the Bank have the right and absolute discretion to change the basis for determination of the Collateral Value and/or to refuse to accept any Collateral.

(2) **Maintenance of Collateral**: The amount of the Total Exposure shall not exceed the Collateral Value at any time. In this Facility Letter:

"**Credit Exposure**" means an amount (as determined by the Bank in the Bank's absolute discretion) equivalent to your total outstanding liabilities to the Bank, whether or not due, under the Credit Facility.

"**Credit Facility**" means the facility set out in Schedule 1.

"**Total Exposure**" means the sum of the applicable Credit Exposure and any other exposure as determined by the Bank in the Bank's absolute discretion.

(3) **Additional Collateral**: You acknowledge and agree that in the event the Total Exposure exceeds the Collateral Value at any time (whether due to an increase in the Total Exposure or a decrease in the Collateral Value or for any other reason or cause whatsoever), in addition and without prejudice to the Credit Terms, the Bank shall be entitled in the Bank's absolute discretion to:

(i) require you to provide, or to procure the Third Party Collateral Provider provides, additional Collateral [other than ASIA shares] of such value and in form acceptable to the Bank in the Bank's absolute discretion by such time as may be specified by the Bank in the Bank's absolute discretion, whereupon you shall be obliged to do so. You acknowledge that in certain circumstances (including, without limitation, high currency exchange rate volatility) provision of additional Collateral may be required within a few hours; and/or

(ii) require you to reduce the Total Exposure in such manner as the Bank may, in the Bank's absolute discretion, specify, whereupon you shall be obliged to do so forthwith; and/or

(iii) enforce any Security Document, and/or liquidate the Collateral or any part thereof, set off any cash or deposits or other payments due to you from the Bank and/or under any Account and/or take other action as the Bank may deem necessary to reduce the Bank's exposure to you and/or to restore the Collateral Value so as to fully cover the Total Exposure, without prior notice to you or instructions from you whatsoever.

Should the Bank, in the Bank's absolute discretion, allow you time to restore the Collateral Value so as to be equal to or exceed the Total Exposure, any delay on the Bank's part in exercising the Bank's rights or remedies under this Facility Letter connected with or arising from such allowance of time shall not operate as a waiver thereof.

N /

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(4) **Concentration Cap**: The Bank agrees that the concentration cap stated in the Appendix to this Facility Letter shall be waived for a maximum of 7,400,000.- shares of ASIA until 31 March 2013 and be revised to 70% starting from 1 April 2013. For the avoidance of doubt, the Bank reserves the right to impose other forms of cap on cumulative collateral value.

b. *Charge over Securities*:

(i) You shall grant a first fixed charge of not less than 5,650,031.- shares with a maximum of 7,400,000.- shares (i.e. 10.2% of total currently issued size) of ASIA to the Bank. The collateral value of the charged shares shall not exceed 40% (without prejudice to the Bank's absolute discretion to modify) of its market value.

(ii) All dividend payments from the secured ASIA shares shall be deposited into a secured account with the Bank and applied towards interest payments or repayment of principal. You may request for any residual balance (after application towards interest payments or repayment of principal) to be used for investment in products approved by the Bank, provided that such investments are secured in favour of the Bank.

c. *Prohibition to deal with any Life Insurance Policy and Additional Event of Default:* You agree that you shall not be entitled to deal with and exercise any of your rights and privileges under any Life Insurance Policy assigned to the Bank and that, in addition to the Events of Default set out in Condition [58.11] of the Terms, each of the following events shall constitute an Event of Default: (i) the death of the Insured, (ii) the Insured goes missing, or (iii) the Life Insurance Policy matures.

d. *Information and Disclosure*: You represent, warrant and confirm that all information provided to the Bank in connection with the Facility is correct. You consent and permit the Bank and any of the Bank's officers to furnish and disclose, for any purpose, any and all information with respect to you, any of the Facility Documents, any transactions or dealings between you and the Bank or any other information whatsoever in relation to the Facility, the Facility Letter, your financial condition, and/or any other document (collectively the "**Customer Information**") as the Bank shall consider appropriate to (i) any Third Party Collateral Provider, (ii) any of the Bank's servants, agents, Head Office, Regional Office or any of the Bank's branches, subsidiaries, representative offices and associated or affiliated companies, wherever located; (iii) any government agency, authority or credit bureau or where disclosure is required by law; (iv) the professional advisers of ours; (v) any person with whom the Bank may enter, or has entered into, any kind of transfer, participation or other agreement in relation to the Facility Documents or in connection therewith; (vi) any person as permitted or required by law and (vii) any person to whom such disclosure is considered by the Bank to be in the Bank's interest. The rights conferred on the Bank in this paragraph shall be in addition to and shall not be in any way prejudiced or affected by any other agreement, expressed or implied, between the Bank and you in relation to any of Customer Information nor shall any such other agreement be in any way prejudiced or affected by this paragraph.

e. The Facility Letter shall be read with the Terms (and, where applicable, the Master Agreement) as if all terms and conditions stated therein which are not inconsistent with the Facility Letter were incorporated in the Facility Letter. In the event of inconsistency between the Facility Letter and the Terms (and, where applicable, the Master Agreement), the specific terms of the Facility Letter shall prevail.

A /

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ABN·AMRO

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10. COMPLIANCE WITH LAWS

You shall comply with any relevant laws, regulations or notices which may be applicable to you in connection with the Facility and the Collateral. You also agree to comply with all requirements (including but not limited to those relating to the payment of tax) now or hereafter applicable to you or to the Bank in your resident country or country of incorporation. You shall, from time to time, at the Bank's request, to furnish the Bank with documentary evidence in form and substance acceptable to the Bank, evidencing compliance with any relevant laws, regulations and or notices.

11. AMENDMENT OF TERMS, REVIEW AND TERMINATION OF FACILITY AT ANY TIME

a. The Bank reserves the right to amend, modify, supplement and/or suspend the terms and conditions of this Facility Letter at any time and from time to time, by giving you written notice of the same.

b. The Facility shall be subject to periodic review and the Bank reserves the overriding right to suspend or terminate the Facility at any time in the Bank's absolute discretion, by giving you written notice of such suspension or termination. Notwithstanding anything else contained in the Facility Letter, the Terms or elsewhere, nothing herein or therein contained shall render it obligatory upon the Bank, at law or in equity allow you to utilise or to make or to grant or continue to extend the Facility and the Bank shall have no liability whatsoever to you or any other person should the Bank, at the Bank's absolute discretion decide not do so. The Bank may, at any time, in the Bank's absolute discretion, enforce the Bank's rights under the Terms, this Facility Letter, any of the Security Documents or any other documents and/or agreement, the Collateral or any part thereof.

c. Notwithstanding any other provision in the Facility Letter, the Terms and/or any other agreements made between you and the Bank, any and all outstanding amounts under the Facility, accrued interest thereon and all other amount payable in connection with the Facility shall be repayable by you on demand.

This Facility Letter may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

This Facility Letter is subject to, and shall be construed in accordance with, the laws of Hong Kong.

We trust that the above terms and conditions are acceptable to you. Please confirm your acceptance by signing and returning the duplicate copy of this Facility Letter to the Bank, within 21 days from the date of this Facility Letter after which this offer, unless extended by the Bank at our discretion, shall lapse.

Yours faithfully

ABN AMRO BANK N.V.
Hong Kong Branch

Arjan de Boer
Head of Private Banking,
North Asia

Rene Chan
Head of Risk Management,
Private Banking International Hong Kong

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ABN·AMRO

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I/we confirm that I/we have received, read and fully understood each and every term and condition set out in the Facility Letter and the Terms (including the Risk Disclosure Statement set out in the Terms) and where applicable, in the Master Agreement, hereby agree, accept and undertake to abide by all the aforesaid terms and conditions.

I/we confirm that before signing this Facility Letter, I/we have been given the opportunity to seek independent advice hereon and the Terms (and, where applicable, the Master Agreement) and on my actual and potential obligations and liabilities thereunder and under the Security Documents.

Where we are your existing Client, I/we acknowledge and agree that:

(A) unless otherwise expressly specified or stated, this Facility Letter supersedes and replaces (and shall not be considered to be in addition to or to supplement) any previous letters from you and/or agreements documenting any facility(ies) (**"existing facilities"**) previously granted by you to me/us;

(B) I/we shall remain liable for the repayment of all sums due to you in respect of all existing facilities; and

(C) where I/we have previously provided Collateral to you, all such Collateral shall remain valid and effective and, together with any fresh Collateral provided or to be provided pursuant to this Facility Letter, shall secure all existing facilities and the Facility.

For and on behalf of
LT International Limited

Authorised Signatory(ies)
Name: Sun Libin
Designation: Director
Date: Jan 28, 2013

SIGNATURE VERIFIED
ABN AMRO BANK N.V.
HONG KONG BRANCH

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Guarantor:

By my/our execution hereof, I/we, Sun Libin, hereby confirm that I/we have received, read and fully understood and have approved each and every term and condition set out in the Facility Letter and the Terms (including the Risk Disclosure Statement set out in the Terms) and, where applicable, in the Master Agreement.

In consideration of the Bank agreeing to grant, and granting, the Facility to LT International Limited (the "**Borrower**"), I/we agree that all of my/our obligations under each of the Security Documents executed and/or to be executed by me/us in favour of the Bank are and shall remain in full force and effect as security for, and I/we hereby confirm that I am/we are, and agree to act as, primary obligor, and not merely as surety, for all monies from time to time owing by the Borrower to the Bank including without limitation, the Facility.

I/We confirm that before executing below, I/we have been given the opportunity to seek independent advice on the Facility Letter and the Terms (and, where applicable, the Master Agreement) and on my/our actual and potential obligations and liabilities thereunder and under the Security Documents.

I/We acknowledge that I/we have received this Facility Letter in Chinese version.
本人/ 吾等確認收到本融通函件的中文版本。

Signature of Guarantor
Name: Sun Libin
Passport No.: G31953673
Date: Jan 28, 2013

SIGNATURE(S) VERIFIED
ABN AMRO BANK N. V.
HONG KONG BRANCH

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ABN·AMRO

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SCHEDULE 1
FACILITY

FACILITY	INTEREST/ COMMISSION/ CHARGES	LIMIT
Multi-Currency Short Term Loans On a rollover basis Tenor: Minimum 1 week Maximum 12 months Minimum Drawdown: USD50,000.- or its equivalent	(i) For the purpose specified in clause 3.a. above: Cost of Funds of the Bank plus 1.25% p.a. (ii) For the purpose specified in clause 3.b. above: Cost of Funds of the Bank plus 1% p.a. (iii) For the purpose of purchasing the life insurance policy specified in Schedule 2.c. below: Cost of Funds of the Bank plus 0.4% p.a.	USD60,000,000.-

SCHEDULE 2
COLLATERAL

For all types of the Facility

a. A charge on assets acceptable to the Bank (including dividend payments and charged shares of ASIA) by way of the Bank's standard Charge on Assets executed by you;

b. An irrevocable, unconditional and unlimited personal guarantee executed by Mr Sun Libin; and

c. An assignment of life insurance policy number 28003122 for an insured sum of not less than USD20,000,000.- taken up or to be taken up with HSBC Life (International) Limited (the "**Insurer**") upon the life of Mr Sun Libin (the "**Insured**") (which must not be expressed to be for the benefit of the spouse or children of the Insured) by way of an Assignment of Life Insurance Policy executed by you, the policy owner.

(The documents referred to in this Schedule 2 (*Collateral*) shall hereinafter be referred to as the "**Security Documents**").

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SCHEDULE 3
CONDITIONS PRECEDENT

In addition to the conditions precedent stipulated in the Credit Terms, the Facility shall be conditional upon your due compliance with all the terms and conditions stated herein and the execution and delivery of the following documents in form and substance satisfactory to the Bank:

a. The Bank's acceptance to your application to open accounts with the Bank which is subject to the Bank's policies and regulatory requirements and your completion to the Bank's satisfaction, the Bank's account opening documentation;

b. Certified true copy of the Certificate of Incorporation, Certificate of Incumbency and Memorandum and Articles of Association together with all amendments thereto;

c. Certified true extract of Directors' Resolution and copies of such other corporate action (such as shareholders, commissioners and/or other resolutions, consents or approvals, if required by the constitutive documents) authorizing acceptance of the Facility and the execution of the Security Document(s);

d. Duplicate copy of this Letter duly signed and accepted by you and the Guarantor;

e. Charge on Assets (Direct);

f. Unlimited personal guarantee executed by the Guarantor;

g. Important notice signed by the Guarantor;

h. Duly executed Assignment of Life Insurance Policy;

i. Notice of Assignment/Acknowledgement of Assignment (of Insurance Policy);

j. Form of Consent by the Insured;

k. Life Insurance Policy No. 28003122 issued by HSBC Life (International) Limited upon the life of Mr Sun Libin (the "**Life Insurance Policy**") for a minimum insured sum of USD20,000,000.-;

l. Registration of Charge and Assignment of Life Insurance Policy with the relevant Registry duly executed and filed;

m. Legal Opinion in form and substance satisfactory to the Bank issued by lawyers approved by the Bank in United States of America, or such other jurisdiction as we require;

n. Risk Disclosure Statement; and

o. Such other documents as the Bank may specify and/or as may be required by the Bank from time to time.

ʎ /

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ABN·AMRO

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APPENDIX
COLLATERAL VALUE

Type of Collateral	Maximum Collateral Value
1. Cash Deposits ("Cash")	
(a) In major currencies acceptable to the Bank	100%
(b) Dual Currency Investments	80%
(c) Triple Currency Investments	80%
2. Well-spread, quoted and marketable securities acceptable to the Bank ("Securities"), including but not limited to:	
(a) Hong Kong & Singapore listed shares acceptable to the Bank	70%# of its market value
(b) All other constituent stocks with high liquidity listed on major stock exchanges and subject to the Bank's approval	70% of its market value
(c) Bonds, Treasury Notes, Bills issued by central government or central banks of countries acceptable to the Bank (minimum issue size USD100 mln)	
(i) AA-/Aa3 rated or above	90% of its market value
(ii) A-/A3 rated or above	85% of its market value
(iii) BBB-/Baa3 rated or above	80% of its market value
(iv) BB-/Ba3 rated or above	55% of its market value
(d) Bonds issued by other entities acceptable to the Bank (minimum issue size USD100 mln)	
(i) AA-/Aa3 rated or above	85% of its market value
(ii) A-/A3 rated or above	80% of its market value
(iii) BBB-/Baa3 rated or above	75% of its market value
(iv) BB-/Ba3 rated or above	55% of its market value
(e) Discretionary Portfolio Management AA managed portfolio (including cash, shares, AA funds and bonds)	80% of total market value of all assets in portfolio

subject to the following conditions:

(aa) the Securities shall, if registrable, be registered in the name of ABN AMRO Bank N.V. or ABN AMRO Nominees Services (Hong Kong) Limited or such other nominees in Hong Kong or elsewhere as the Bank may nominate; and

(bb) the Collateral Value of each counter (including but no limited to shares and bonds which are not part of ABN AMRO discretionary portfolio management account) shall not exceed 30% of the aggregate Collateral Value of the Cash and the Securities. The Bank reserves the right to impose other forms of cap on cumulative collateral value (e.g. for Hong Kong shares, cumulative concentration shall be capped at 30% of the aggregate collateral value of the Cash and the Securities.)

[# Hong Kong: Only Component stocks of Hang Seng Index (Tier 1)
Singapore: Only Top 20 market cap members of STI – subject to minimum average daily volume of 1 million (Tier 1)]

3. Acceptable property located in Hong Kong	30% of its market value subject to the Bank's absolute discretion

16

ABN·AMRO

Page 11/11
Ref: CA/0022/13/PB-GS
10 January 2013
LT International Limited

4. Acceptable Life Insurance Policy taken up with an insurance company rated AA and above by Standard & Poor's	90% of current cash surrender value or cash value, whichever is lower
5. Acceptable Bank Guarantees/Standby Letters of Credit/ other collateral	to be determined at the Bank's absolute discretion on a case by case basis
6. Acceptable Precious Metals	70% of its market value or to be determined at the Bank's absolute discretion on a case by case basis

In case the outstanding principal amount under the Facility and the Collateral are denominated in different currencies, a discount of at least 10% on the maximum Collateral Value will be applied.

The allocation of acceptable Collateral to the Facility, the market value and maximum collateral value of any of the Collateral and any currency exchange rates shall be as determined by the Bank from time to time in the Bank's absolute discretion.

ſ^ /

17

Exhibit H

6-1

UBS Wealth Management

Borrower Agreement

BY SIGNING BELOW, THE UNDERSIGNED BORROWER (THE "BORROWER") UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT:

A. The Borrower has received and read a copy of this Borrower Agreement, the attached Credit Agreement, Note and the Loan Disclosure Statement explaining the risk factors that the Borrower should consider before obtaining a loan secured by the Borrower's securities account. The Borrower agrees to be bound by the terms and conditions contained in this Borrower Agreement, and also agrees to be bound by the terms and conditions contained in the Credit Agreement and the Note (which terms and conditions of each are incorporated by reference) and any and all other documents and agreements entered into by the Borrower in connection with this Borrower Agreement, the Credit Agreement or the Note. Capitalized terms used in this Borrower Agreement have the meanings set forth in the Credit Agreement.

B. THE BORROWER UNDERSTANDS AND AGREES THAT UBS AG (THE "BANK") MAY DEMAND FULL OR PARTIAL PAYMENT OF THE CREDIT LINE OBLIGATIONS, AT ITS SOLE OPTION AND WITHOUT CAUSE, AT ANY TIME, AND THAT NEITHER FIXED RATE ADVANCES NOR VARIABLE RATE ADVANCES ARE EXTENDED FOR ANY SPECIFIC TERM OR DURATION, NOTWITHSTANDING THE DURATION OF ANY INTEREST PERIOD SELECTED. THE BORROWER UNDERSTANDS AND AGREES THAT ALL ADVANCES ARE SUBJECT TO COLLATERAL MAINTENANCE REQUIREMENTS. THE BORROWER UNDERSTANDS THAT THE BANK MAY, AT ANY TIME, IN ITS SOLE AND ABSOLUTE DISCRETION, TERMINATE AND CANCEL THE CREDIT LINE REGARDLESS OF WHETHER OR NOT AN EVENT HAS OCCURRED.

C. UNLESS DISCLOSED IN WRITING TO THE BANK AT THE TIME OF THIS AGREEMENT, AND APPROVED BY THE BANK, THE BORROWER AGREES NOT TO USE THE PROCEEDS OF ANY ADVANCE EITHER TO PURCHASE, CARRY OR TRADE IN SECURITIES OR TO REPAY ANY DEBT (I) USED TO PURCHASE, CARRY OR TRADE IN SECURITIES OR (II) TO ANY AFFILIATE OF THE BANK. THE BORROWER WILL BE DEEMED TO REPEAT THIS AGREEMENT EACH TIME THE BORROWER REQUESTS AN ADVANCE.

D. THE BORROWER UNDERSTANDS THAT BORROWING USING SECURITIES AS COLLATERAL ENTAILS RISKS. SHOULD THE VALUE OF THE SECURITIES IN THE COLLATERAL ACCOUNT DECLINE BELOW THE REQUIRED COLLATERAL MAINTENANCE REQUIREMENTS, THE BANK MAY REQUIRE THAT THE BORROWER POST ADDITIONAL COLLATERAL, REPAY PART OR ALL OF THE LOAN AND/OR SELL THE BORROWER'S SECURITIES. ANY REQUIRED LIQUIDATIONS MAY INTERRUPT THE BORROWER'S LONG-TERM INVESTMENT STRATEGIES AND MAY RESULT IN ADVERSE TAX CONSEQUENCES OR OTHER MONETARY LIABILITY IF THE BORROWER IS AN AFFILIATE OF THE ISSUER OF ANY SUCH SECURITIES.

E. The Bank does not provide legal or tax advice and nothing herein shall be construed as providing legal or tax advice. The Borrower acknowledges that the Borrower has sought and obtained legal and tax advice from its own legal and tax advisors, to the extent that the Borrower deems necessary or appropriate.

F. Upon execution of this Borrower Agreement, the Credit Agreement and the Note, the Borrower declares that all of the information requested by the Bank and supplied by the Borrower is true and accurate and further agrees to promptly notify the Bank in writing of any material changes to any or all of such information including information relating to the Borrower's financial situation.

G. Subject to any applicable financial privacy laws and regulations, data regarding the Borrower and the Borrower's securities accounts may be shared with the Bank's affiliates. Subject to any applicable financial privacy laws and regulations, the Borrower requests that the Bank share such personal financial data with non-affiliates of the Bank as is necessary or advisable to effect, administer or enforce, or to service, process or maintain, all transactions and accounts contemplated by this Agreement.

H. The Borrower authorizes the Bank to obtain a credit report or other credit references concerning the Borrower (including making verbal or written inquiries concerning credit history) or to otherwise verify or update credit information given to the Bank at any time. The Borrower authorizes the release of this credit report or other credit information to the Bank's affiliates as it deems necessary or advisable to effect, administer or enforce, or to service, process or maintain all transactions and accounts contemplated by this Agreement, and for the purpose of offering additional products, from time to time, to the Borrower. The Borrower authorizes the Bank to exchange Borrower information with any party it reasonably believes is conducting a legitimate credit inquiry in accordance with the Fair Credit Reporting Act. The Bank may also share credit or other transactional experience with parties designated by the Borrower.

I. The Bank is subject to examination by various federal, state and self-regulatory organizations, and the books and records maintained by the Bank are subject to inspection and subpoena by these regulators and by federal, state, and local law enforcement officials. The Borrower acknowledges that such regulators and officials may, pursuant to treaty or other arrangements, in turn disclose such information to the officials or regulators of other countries, and that U.S. courts may be required to compel the Bank to disclose such information to the officials or regulators of other countries. The Borrower agrees that the Bank may disclose to such regulators and officials information about the Borrower and transactions in its accounts at the Bank without notice to the Borrower. In addition, the Bank may in the context of a private dispute be required by subpoena or other judicial process to disclose information or produce documentation related to the Borrower or its accounts at the Bank. The Borrower acknowledges and agrees that the Bank reserves the right, in its sole discretion, to respond to subpoenas and judicial process as it deems appropriate.

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6

UBS Wealth Management

J. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When the Borrower opens an account with the Bank, the Bank will ask for the Borrower's name, address, and other information that will allow the Bank to identify the Borrower. The Bank may also ask to see other identifying documents. The Bank is firmly committed to compliance with all applicable laws, rules and regulations, including those related to combating money laundering. The Borrower understands and agrees that the Borrower must take all necessary steps to comply with the anti-money laundering laws, rules and regulations of the Borrower's country of origin, country of residence and the situs of the Borrower's transaction.

K. The Bank and its affiliates will act as creditors and, accordingly, their interests may be inconsistent with, and potentially adverse to, the Borrower's interest. As a lender and consistent with normal lending practice, the Bank may take any steps necessary to perfect its interest in the Credit Line and/or issue a call for additional collateral or force the sale of any of the Borrower's securities. The Bank will not act as Borrower's investment advisor with respect to any liquidation and any Securities Intermediary at which the Collateral Account is held will act on instructions from the Bank, which instructions may be inconsistent with, and potentially adverse to, the Borrower's interest.

L. The Borrower understands that, if the Collateral Account is a managed account with the Bank or a Securities Intermediary, (i) in addition to any fees payable in connection with the Borrower's managed account, interest will be payable to the Bank on an amount advanced to the Borrower in connection with the Credit Line, and (ii) the performance of the managed account might not exceed the managed account fees and the interest expense payable to the Bank in which case the Borrower's overall rate of return will be less than the costs associated with the managed account.

M. The Bank may provide copies of all credit line account statements to a Securities Intermediary and to any Guarantor. The Borrower acknowledges and agrees that the Bank may share any and all information regarding the Borrower and the Borrower's accounts at the Bank with any Securities Intermediary. A Securities Intermediary may provide copies of all statements and confirmations concerning any of the Borrower's accounts at such Securities Intermediary to the Bank at such times and in such manner as the Bank may request and may share with the Bank any and all information regarding the Borrower and any such accounts.

N. Prepayments of Fixed Rate Advances will be subject to an administrative fee and may result in a prepayment fee.

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6

UBS Wealth Management

IN WITNESS WHEREOF, the undersigned Borrower has signed this Agreement, or has caused this Agreement to be signed in its name by its duly authorized representatives, as of the date indicated below.

Date Nov, 25, 2013

Name of Borrower LT International Limited

X [signature]

Authorized Signature Libin Sun (Director)

Authorized Signature

Collateral Accounts (accounts must be in the same name as the Borrower)

UBS AG, New York or Miami Branch Accounts

YR-708317

UBS Financial Services Inc. Accounts

K8-08865

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20

D, 1

UBS Wealth Management

Promissory Note

Date Nov. 25, 2013

The undersigned (the "Borrower"), for value received, hereby promises to pay to the order of UBS AG (the "Bank") at such place as the Bank may direct, the Approved Amount under or as contemplated by the Credit Agreement of even date herewith between the Borrower and the Bank (the "Agreement"), or, if different, the aggregate unpaid principal amount of all advances (the "Advances") made by the Bank to the Borrower as contemplated by the Agreement in the currency thereof in immediately available funds. Such principal amount shall be payable on demand as specified in or pursuant to the Agreement, and without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower. Each Advance evidenced by this Note shall bear, and the Borrower promises to pay to the order of the Bank, interest at the rate or rates, and such interest shall be payable on the date or dates, specified in or pursuant to the Agreement.

The currency and principal amount of each Advance, and all repayments thereof, may be endorsed by the Bank upon the schedule attached hereto, provided that the failure of the Bank to make any such endorsements (or any error in doing so) shall not affect the obligations of the Borrower hereunder or under the Agreement, which are absolute and unconditional.

This Note is the "Note" referred to in, and is subject to the benefits of the Agreement, and may be secured by certain collateral as more particularly described in the Agreement.

If the undersigned Borrower consists of more than one person, all obligations and indebtedness of all such Borrowers shall be the joint and several obligations and indebtedness of each such Borrower.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CHOICE OF LAW OR CONFLICT OF LAWS.

Name of Borrower LT International Limited

X [signature]

Authorized Signature Libin Sun (Director)

Authorized Signature

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21

D2

UBS Wealth Management

SCHEDULE

CURRENCY AND AMOUNT OF LOAN	AMOUNT OF REPAYMENT	UNPAID PRINCIPAL BALANCE	DATE	ENTRY MADE BY

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UBS Wealth Management

Credit Agreement

THIS CREDIT AGREEMENT (as it may be amended, supplemented or otherwise modified from time to time, this "Agreement") is made by and between the party or parties signing as the Borrower on the Borrower Agreement to which this Agreement is attached (together and individually, the "Borrower") and UBS AG (the "Bank"), and, together with the Borrower Agreement, establishes the terms and conditions that will govern the uncommitted demand loan facility made available to the Borrower by the Bank and any letter of credit (each, a "Letter of Credit") which may be issued by the Bank in its sole and absolute discretion at the request of the Borrower, whether or not the Borrower is identified therein as the account party. This Agreement becomes effective upon the earlier of (i) notice from the Bank (which notice may be oral or written) to the Borrower that the Credit Line has been approved or a Letter of Credit has been issued and (ii) the Bank making an Advance to the Borrower or issuing a Letter of Credit.

1. Definitions

"Advance" means any Fixed Rate Advance or Variable Rate Advance made by the Bank pursuant to this Agreement.
"Advance Advice" means a written or electronic notice by the Bank, sent to the Borrower, or any other party designated by the Borrower to receive the notice, confirming that a requested Advance will be a Fixed Rate Advance and specifying the amount, fixed rate of interest and Interest Period for the Fixed Rate Advance.

"Approved Amount" means the (i) the maximum aggregate principal amount of Advances that is permitted to be outstanding under the Credit Line at any time, as specified in writing by the Bank from time to time, less (ii) the aggregate face amount of all Letters of Credit.
"Breakage Costs" and "Breakage Fee" have the meanings specified in Section 6(b).
"Business Day" means a day on which both of the Bank and any Securities Intermediary are open for business.
"Collateral" has the meaning specified in Section 9(a).

"Collateral Account" means, individually and collectively, each account of the Borrower or Pledgor at the Bank or any Securities Intermediary, as applicable, that is either identified as a Collateral Account herein or subsequently identified as a Collateral Account by the Borrower or Pledgor or the Bank, together with all successors to those identified accounts, irrespective of whether the successor account bears a different name or account number.

"Credit Line" has the meaning specified in Section 2(a).

"Credit Line Obligations" means, at any time of determination, the aggregate of the outstanding principal amounts of all Advances, together with all accrued but unpaid interest on the outstanding principal amounts, any and all fees or other charges payable in connection with the Advances and any costs of collection (including reasonable attorneys' fees) and other amounts payable by the Borrower under this Agreement, and any and all other present or future obligations of the Borrower and the other respective Loan Parties under this Agreement and the related agreements, whether absolute or contingent, whether or not due or mature, including, without limitation, any guaranty by the Borrower of the obligations of any other person or entity to the Bank, and interest accruing at the rate provided in this Agreement on or after the commencement of any bankruptcy or insolvency proceedings, whether or not allowed or allowable.

"Event" means any of the events listed in Section 11.
"Fixed Rate Advance" means any advance made under the Credit Line that accrues interest at a fixed rate.
"Guarantor" means any party who guaranties the payment and performance of the Obligations.
"Guaranty Agreement" means an agreement pursuant to which a Guarantor agrees to guaranty payment of the Obligations.

"Interest Period" means, for a Fixed Rate Advance, the number of days, weeks or months requested by the Borrower and confirmed in the Advance Advice relating to the Fixed Rate Advance, commencing on the date of (i) the extension of the Fixed Rate Advance or (ii) any renewal of the Fixed Rate Advance and, in each case, ending on the last day of the period. If the last day is not a Business Day, then the Interest Period will end on the immediately succeeding Business Day. If the last Business Day would fall in the next calendar month, the Interest Period will end on the immediately preceding Business Day. Each monthly or longer Interest Period that commences on the last Business Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) will end on the last Business Day of the appropriate calendar month.

"Joint Borrower" has the meaning specified in Section 7(a).
"Letter of Credit" is defined in the first paragraph hereof.
"Letter of Credit Obligations" means any and all indebtedness, obligations and liabilities of any kind, now or hereafter existing, of the Borrower to the Bank (including, without limitation, any and all reimbursement obligations, letter of credit fees and other fees and costs owing from the Borrower to the Bank), whether absolute or contingent and however arising or acquired by the Bank, in respect of the obligation of the Borrower to reimburse the Bank for any drawing under any Letter of Credit.
"Loan Documents" means this Agreement, the Note, any Guaranty Agreement, any pledge agreement, and any and all other agreements, instruments or documents delivered by a Loan Party to the Bank in connection with this Agreement, as the same may be amended, restated or supplemental from time to time.

"Loan Party" means each Borrower, Guarantor and Pledgor, each in their respective capacities under this Agreement or any related agreement.

"Note" means the promissory note attached hereto or otherwise required by the Bank signed by the Borrower and received by the Bank and evidencing any Advance made or to be made to the Borrower by the Bank.

"Obligations" means, collectively, all Credit Line Obligations and all Letter of Credit Obligations.

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UBS Wealth Management

"Person" means any natural person, company, corporation, firm, partnership, joint venture, limited liability company or limited liability partnership, association, organization or any other legal entity.

"Pledgor" means each Person who pledges to the Bank any Collateral to secure the Obligations (or to secure the obligations of any Guarantor with respect to the guaranty of the Obligations). Pledgors will include (i) each Borrower who pledges Collateral to secure the Obligations, (ii) each Guarantor who has pledged collateral to secure the Obligations or its obligations under a Guaranty Agreement, (iii) any spouse of a Borrower who executes a spouse's pledge and consent agreement with respect to a jointly held collateral account, (iv) any other joint account holder who executes a joint account holder pledge and consent agreement with respect to a jointly held collateral account, and (v) any other Person who executes a pledge agreement with respect to the Obligations.

"Securities Intermediary" means UBS Financial Services Inc., UBS Securities LLC or any other securities intermediary maintaining a Collateral Account.

"UBS Financial Services Inc." means UBS Financial Services Inc. and its successors.

"UBS Funding Rate" means, as of any date of determination, an internally computed rate established from time to time by the Bank, in its sole discretion.

"UBS Securities LLC" means UBS Securities LLC and its successors.
"Variable Rate Advance" means any advance made under the Credit Line that accrues interest at a variable rate.

2. Establishment of Credit Line; Termination

(a) Upon the effectiveness of this Agreement, the Bank establishes an **UNCOMMITTED, DEMAND** revolving line of credit (the "Credit Line") in an amount up to the Approved Amount. The Bank may, from time to time upon request of the Borrower, without obligation to the Bank and in its sole and absolute discretion, authorize and make one or more Advances to the Borrower. The Borrower acknowledges that the Bank has no obligation to make any Advances to the Borrower. The Approved Amount will be determined, and may be adjusted from time to time, by the Bank in its sole and absolute discretion.

(b) THE BORROWER AND EACH OTHER LOAN PARTY UNDERSTAND AND AGREE THAT THE BANK MAY DEMAND FULL OR PARTIAL PAYMENT OF THE CREDIT LINE OBLIGATIONS, AT ITS SOLE AND ABSOLUTE DISCRETION AND WITHOUT CAUSE, AT ANY TIME, AND THAT NEITHER FIXED RATE ADVANCES NOR VARIABLE RATE ADVANCES ARE EXTENDED FOR ANY SPECIFIC TERM OR DURATION, NOTWITHSTANDING THE SELECTION OF AN INTEREST PERIOD OF ANY SPECIFIC DURATION.

(c) UNLESS DISCLOSED IN WRITING TO THE BANK AT THE TIME OF THE APPLICATION, APPROVED BY THE BANK AND SPECIFIED IN A FEDERAL RESERVE FORM U-1, THE BORROWER AGREES NOT TO USE THE PROCEEDS OF ANY ADVANCE EITHER TO PURCHASE, CARRY OR TRADE IN SECURITIES OR TO REPAY ANY DEBT (I) USED TO PURCHASE, CARRY OR TRADE IN SECURITIES OR (II) TO ANY AFFILIATE OF THE BANK. THE BORROWER WILL BE DEEMED TO REPEAT THE AGREEMENT IN THIS SECTION 2(C) EACH TIME IT REQUESTS AN ADVANCE.

(d) Prior to the first Advance under the Credit Line, in addition to signing and delivering to the Bank this Agreement, the Note and the other Loan Documents, the Borrower must sign and deliver to the Bank a Federal Reserve Form U-1 and all other documentation as the Bank may require. The Borrower acknowledges that neither the Bank nor any of its affiliates has advised the Borrower in any manner regarding the purposes for which the Credit Line will be used.

(e) The Borrower consents and agrees that, in connection with establishing the Credit Line, approving any Advances to the Borrower or for any other purpose associated with the Credit Line, the Bank may obtain a consumer or other credit report from a credit reporting agency relating to the Borrower's credit history. Upon request, the Bank will inform the Borrower: (i) whether or not a consumer or other credit report was requested; and (ii) if so, the name and address of the consumer or other credit reporting agency that furnished the report.

(f) The Borrower understands that the Bank may, directly or indirectly, pay a portion of the interest that it receives to the Borrower's financial advisor at UBS Financial Services Inc. or other affiliates of the Bank.

(g) Each of the Loan Parties understands and agrees that the Bank may, at any time, in its sole and absolute discretion, terminate and cancel the Credit Line regardless of whether or not an Event has occurred. In the event the Bank terminates and cancels the Credit Line, the Credit Line Obligations shall be immediately due and payable in full. If the Credit Line Obligations are not paid in full, the Bank shall have the right, at its option, to exercise any or all of its remedies described in Section 11 of this Agreement.

3. Terms of Advances

(a) Advances made under this Agreement will be available to the Borrower in the form, and pursuant to procedures, as are established from time to time by the Bank in its sole and absolute discretion. The Borrower and each other Loan Party shall promptly provide all documents, financial or other information regarding any Advance as the Bank may request. Advances will be made by deposit of funds in the Borrower's account at the Bank. The Borrower acknowledges and agrees that the Bank will not make any Advance to the Borrower unless the collateral maintenance requirements that are established by the Bank in its sole and absolute discretion have been satisfied.

(b) Each Advance made under a Credit Line will be a Variable Rate Advance unless otherwise designated as a Fixed Rate Advance in an Advance Advice sent by the Bank to the Borrower. The Bank will not designate any Advance as a Fixed Rate Advance unless it has been requested to do so by the Borrower (acting directly or indirectly through an agent designated by the Borrower and acceptable to the Bank). Each Advance Advice will be conclusive and binding upon the Borrower, absent manifest error, unless the Borrower otherwise notifies the Bank in writing no later than the close of business, New York time, on the third Business Day after the Advance Advice is given by the Bank.

(c) The currency and principal amount of each Advance, and each repayment thereof, may be endorsed by the Bank on a schedule attached to the Note, but any failure to make such an endorsement or any error in doing so shall not affect the obligations of the Borrower hereunder or under the Note, which shall be absolute and unconditional. With respect to Advances in a currency other than United States Dollars, the Bank shall determine the applicable conversion rate into United States Dollars at any time and from time to time, in its sole and absolute discretion.

(d) Unless otherwise agreed by the Bank all Advances must be in an amount of at least $100,000.

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4. Interest and Other Payments

(a) Each Fixed Rate Advance will bear interest at a fixed rate for the Interest Period specified in the related Advance Advice. The rate of interest payable on each Fixed Rate Advance will be determined by adding a percentage rate spread to the UBS Funding Rate determined by the Bank as of the date that the fixed rate is determined.

(b) Each Variable Rate Advance will bear interest at a variable rate equal to the UBS Funding Rate, adjusted daily, plus the percentage rate spread that is as specified from time to time in a written notice to the Borrower. The rate of interest payable on Variable Rate Advances is subject to change without notice in accordance with fluctuations in the UBS Funding Rate and in the Approved Amount. On each day that the UBS Funding Rate changes, the interest rate on all Variable Rate Advances will change accordingly.

(c) If any change in applicable law, rule, regulation or order or in the interpretation thereof by any governmental authority, including the enactment of any law, rule, regulation or order (whether or not having the force of law), subjects the Bank to any tax or charge of any kind whatsoever with respect to any Advance or Letter of Credit, or changes the basis of taxation of payments to the Bank in respect of any Advance or Letter of Credit (except for changes in the rate of tax based solely on the overall net income of the Bank) or imposes, modifies or deems applicable any reserve or similar requirement against assets held by or deposits in or for the account of, or loans made or letters of credit issued by, the Bank, or imposes on the Bank, directly or indirectly, any other condition affecting this Agreement, any Advance or any Letter of Credit, and the result of any of the foregoing is to increase the cost to the Bank of making, issuing, funding or maintaining any Advance or Letter of Credit, then the Borrower will pay to the Bank, on demand, the additional amount necessary to compensate the Bank for such additional costs. Any written notice from the Bank as to the amount of compensation due under this paragraph shall be conclusive absent manifest error.

(d) If the adoption or effectiveness after the date hereof of any applicable law, rule, regulation or order regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency, or compliance by the Bank with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Bank's capital in respect of this Agreement or any Advance or Letter of Credit to a level below that which the Bank could have achieved but for such adoption, effectiveness, change or compliance, the Borrower shall pay to the Bank, on demand, such additional amount as will compensate the Bank for such reduction. Any written notice from the Bank as to the amount of compensation due under this paragraph shall be conclusive absent manifest error.

5. Payments

(a) **Each Fixed Rate Advance will be due and payable in full ON DEMAND or, if not earlier due as a result of an Event or a demand by the Bank, on the last day of the applicable Interest Period.** Any Fixed Rate Advance which is not due as a result of an Event and as to which the Bank has not made a demand for payment, and that is not paid in full or renewed, which renewal is in the sole and absolute discretion of the Bank (pursuant to procedures as may be established by the Bank), as another Fixed Rate Advance on or before the last day of its Interest Period will be automatically renewed on that date in the same currency as the maturing Fixed Rate Advance as a Variable Rate Advance in an amount equal to the unpaid principal balance of the Fixed Rate Advance plus any accrued but unpaid interest on the Fixed Rate Advance, which Variable Rate Advance will then accrue additional interest at a variable rate as provided in this Agreement.

(b) **Each Variable Rate Advance will be due and payable ON DEMAND.**

(c) The Borrower promises to pay the outstanding principal amount of each Advance, together with all accrued but unpaid interest on each Advance, any and all fees or other charges payable in connection with each Advance, on the date the principal amount becomes due (whether by reason of demand, the occurrence of a stated maturity date, by reason of acceleration or otherwise). The Borrower further promises to pay interest in respect of the unpaid principal balance of each Advance from the date the Advance is made until it is paid in full. All interest will be computed on the basis of the number of days elapsed and a 360-day year. Interest on each Advance will be payable in arrears as follows:

(i) for Fixed Rate Advances - on the last day of the Interest Period (or if the Interest Period is longer than three months, on the last day of each three month period following the date of the Advance or as otherwise agreed between the Borrower and the Bank) and on each date that all or any portion of the principal amount of the Fixed Rate Advance becomes due or is paid; and

(ii) for Variable Rate Advances - on the first Business Day of each month, and on each date that all or any portion of the principal amount of the Variable Rate Advance becomes due or is paid.

To the extent permitted by law, and without limiting any of the Bank's other rights and remedies under the Agreement, interest charges on any Advance that are not paid when due will be treated as principal and will accrue interest at a variable rate from the date the payment of interest was due until it is repaid in full.

(d) All payments of principal, interest or other amounts payable under this Agreement will be made in immediately available funds, without set-off or counterclaim, and in the same currency in which the Advance was made or Letter of Credit was issued, as the case may be, which unless otherwise agreed by the Bank, will be U.S. dollars. All payments will be made by wire transfer of funds to an account specified by the Bank or by another method agreed upon by the Bank and the Borrower. Upon receipt of all payments, the Bank will credit the same to the Borrower's account at the Bank. The Bank shall apply the proceeds of any payments in the following order: first to any Breakage Costs, Breakage Fee, other fees, costs of collection and expenses; second to accrued interest; third to any drawings on any Letters of Credit and fourth to the outstanding principal amount of the related Advance.

(e) All payments must be made to the Bank free and clear of any and all present and future taxes (including withholding taxes), levies, imposts, duties, deductions, fees, liabilities and similar charges other than those imposed on the overall net income of the Bank. If so requested by the Bank, the Borrower will deliver to the Bank the original or a certified copy of each receipt evidencing payment of any taxes or, if no taxes are payable in respect of any payment under this Agreement, a certificate from each appropriate taxing authority, or an opinion of counsel in form and substance and from counsel acceptable to the Bank in its sole and absolute discretion, in either case stating that the payment is exempt from or not subject to

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taxes. If any taxes or other charges are required to be withheld or deducted from any amount payable by the Borrower under this Agreement, the amount payable will be increased to the amount which, after deduction from the increased amount of all taxes and other charges required to be withheld or deducted from the increased amount payable, will yield to the Bank the amount otherwise stated to be payable under this Agreement. If any of the taxes or charges are paid by the Bank, the Borrower will reimburse the Bank on demand for the payments, together with all interest and penalties that may be imposed by any governmental agency. Neither of the Bank nor UBS Financial Services Inc., nor their respective employees, has provided or will provide legal advice to the Borrower or any other Loan Party regarding compliance with (or the implications of the Credit Line and the related guaranties and pledges under) the laws (including tax laws) of the jurisdiction of the Borrower or any other Loan Party or any other jurisdiction. The Borrower and each other Loan Party are and shall be solely responsible for, and the Bank shall have no responsibility for, the compliance by the Loan Parties with any and all reporting and other requirements arising under any applicable laws.

(f) In no event will the total interest and fees, if any, charged under this Agreement exceed the maximum interest rate or total fees permitted by applicable law. In the event any excess interest or fees are collected, the same will be refunded or credited to the Borrower. If any amount of interest payable by the Borrower for any period is refunded or credited pursuant to this Section 5(f), the amount of interest payable for each succeeding period will be increased to the maximum rate permitted by applicable law until the amount of the reduction has been received by the Bank.

6. Prepayments; Breakage Charges

(a) The Borrower may repay any Variable Rate Advance at any time, in whole or in part, without penalty.

(b) The Borrower may repay any Fixed Rate Advance, in whole. The Borrower may not repay any Fixed Rate Advance in part. The Borrower agrees to reimburse the Bank, immediately upon demand, for any loss or cost ("Breakage Costs") that the Bank notifies the Borrower has been incurred by the Bank as a result of (i) any payment of the principal of a Fixed Rate Advance before the expiration of the Interest Period for the Fixed Rate Advance (whether voluntarily, as a result of acceleration, demand or otherwise), or (ii) the Borrower's failure to take any Fixed Rate Advance on the date agreed upon, including any loss or cost (including loss of profit or margin) connected with the Bank's re-employment of the amount so prepaid or of those funds acquired by the Bank to fund the Advance not taken on the agreed upon date.

Breakage Costs will be calculated by determining the differential between the stated rate of interest (as determined in accordance with Section 4(a) of this Agreement) for the Fixed Rate Advance and prevailing UBS Funding Rate and multiplying the differential by the sum of the outstanding principal amount of the Fixed Rate Advance (or the principal amount of Fixed Rate Advance not taken by the Borrower) multiplied by the actual number of days remaining in the Interest Period for the Fixed Rate Advance (based upon a 360-day year). The Borrower also agrees to promptly pay to the Bank an administrative fee ("Breakage Fee") in connection with any permitted or required prepayment. The Breakage Fee will be calculated by multiplying the outstanding principal amount of the Fixed Rate Advance (or the principal amount of Fixed Rate Advance not taken by the Borrower) by two basis points (0.02%) (with a minimum Breakage Fee of $100.00). Any written notice from the Bank as to the amount of the loss or cost will be conclusive absent manifest error.

7. Joint Credit Line Agreement; Suspension and Cancellation

(a) If more than one Person is signing this Agreement as the "Borrower", each party (a "Joint Borrower") will be jointly and severally liable for the Obligations, regardless of any change in business relations, divorce, legal separation, or other legal proceedings or in any agreement that may affect liabilities between the parties. Except as provided below for the reinstatement of a suspended or cancelled Credit Line, and unless otherwise agreed by the Bank in writing, the Bank may rely on, and each Joint Borrower will be responsible for, requests for Advances or Letters of Credit, directions, instructions and other information provided to the Bank by any Joint Borrower.

(b) Any Joint Borrower may request the Bank to suspend or cancel the Credit Line by sending the Bank a written notice of the request addressed to the Bank at the address shown on the Borrower's periodic Bank account statements. Any notice will become effective three Business Days after the date that the Bank receives it, and each Joint Borrower will continue to be responsible for paying: (i) the Credit Line Obligations as of the effective date of the notice, and (ii) all Advances that any Joint Borrower has requested but that have not yet become part of the Credit Line Obligations as of the effective date of the notice. No notice will release or in any other way affect the Bank's interest in the Collateral. All subsequent requests to reinstate credit privileges must be signed by all Joint Borrowers comprising the Borrower, including the Joint Borrower requesting the suspension of credit privileges. Any reinstatement will be granted or denied in the sole and absolute discretion of the Bank.

(c) All Credit Line Obligations will become immediately due and payable in full as of the effective date of any suspension or cancellation of the Credit Line. The Borrower will be responsible for the payment of all charges incurred on the Advances after the effective date. The Bank will not release any Loan Party from any of the obligations under this Agreement or any related agreement until the Credit Line Obligations have been paid in full and this Agreement has been terminated.

8. Letters of Credit

(a) The Borrower may request that one or more Letters of Credit be issued by completing, executing and delivering to the Bank an application in such form as the Bank may specify from time to time. In the event of any inconsistency between this Agreement and any such application, this Agreement shall be controlling. The Bank may, in its sole and absolute discretion, but shall not be obligated, to issue one or more Letters of Credit in such form and content and with such maturity dates as the Bank may determine in its sole and absolute discretion. The Borrower agrees to pay to the Bank such commissions, letter of credit fees and other fees and charges in respect of Letters of Credit as may be agreed upon by the Bank and the Borrower from time to time.

(b) The Borrower shall reimburse to the Bank the amount of any drawing under any Letter of Credit upon the date of such drawing. Such reimbursement obligation of the Borrower in respect of each Letter of Credit shall be unconditional and absolute notwithstanding, and neither the Bank nor any of its correspondents shall have any liability by reason of, (i) any draft, certificate, bill of lading or other document presented under or in connection with such Letter of Credit, including any instrument purporting to transfer or assign such Letter of Credit or any rights thereunder, proving to be forged, fraudulent, inaccurate or invalid in any respect, (ii) the

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existence of any claim, set-off or other rights which the Borrower may have at any time against the beneficiary or any other person or entity, (iii) the failure of any drawing to conform to the terms of such Letter of Credit (provided that the Bank shall have acted in good faith and shall not have engaged in willful misconduct in connection therewith) or the misapplication of the proceeds thereof by the beneficiary or any other person or entity, (iv) any difference in character, quality, quantity, condition or value of property purporting to be represented by bills of lading or other documents of title from that expressed in such documents, or (v) any other act, omission or circumstance that would, but for the provisions of this paragraph (b), constitute a legal or equitable discharge of any obligation of the Borrower hereunder.

(c) The Borrower agrees to obtain promptly any import, export or other license required in connection with property to which any Letter of Credit directly or indirectly relates, and agrees to comply with all applicable laws and regulations in regard to any shipment, warehousing or financing of any such property. The Borrower agrees to protect, indemnify and hold harmless the Bank and its correspondents from and against all claims, actions, suits and other proceedings, and all losses, damages and costs (including fees and expenses of counsel) which the Bank or any of its correspondents may suffer or incur by reason of the issuance of any Letter of Credit or any act or omission in respect of any Letter of Credit, except to the extent resulting from the bad faith or willful misconduct of the party seeking indemnification.

(d) If an Event occurs and is continuing, the Borrower will, on demand by the Bank, pay to the Bank in cash an amount equal to the maximum amount that may at any time thereafter be drawn under all Letters of Credit, to be held by the Bank in such manner as the Bank may determine and applied to the Borrower's reimbursement obligations hereunder (with any excess to be returned to the Borrower, subject to Section 9 hereof, upon expiration of all Letters of Credit and reimbursement in full of all amounts drawn thereunder).

9. <u>Collateral; Grant of Security Interest; Set-off</u>

(a) To secure payment or performance of the Obligations, the Borrower and each other Pledgor assigns, transfers and pledges to the Bank, and grants to the Bank a first priority lien and security interest in the following assets and rights of the Borrower and each other Pledgor, wherever located and whether owned now or acquired or arising in the future (collectively, the "Collateral"): (i) each Collateral Account; (ii) any and all money, credit balances, certificated and uncertificated securities, security entitlements, commodity contracts, certificates of deposit, instruments, documents, partnership interests, general intangibles, financial assets and other investment property now or in the future credited to or carried, held or maintained in any Collateral Account; (iii) any and all over-the counter options, futures, foreign exchange, swap or similar contracts between the Borrower and each other Pledgor, on the one hand, and the Bank or any of its affiliates, on the other hand; (iv) any and all accounts of the Borrower and each other Pledgor at the Bank or any of its affiliates; (v) any and all supporting obligations, general intangibles and other rights ancillary or attributable to, or arising in any way in connection with, any of the foregoing; (vi) any and all other property in the possession, custody or control of the Bank or any of its agents or custodians, including, without limitation, gold and other metals (whether in the form of coins, bars or otherwise); and (vii) any and all interest, dividends, distributions and other proceeds of any of the foregoing, including proceeds of proceeds.

(b) The Borrower and if applicable, any other Pledgor on the Collateral Account, will take all actions reasonably requested by the Bank to evidence, maintain and perfect the Bank's first priority security interest in, and to enable the Bank to obtain control over, the Collateral and any additional collateral pledged by the Pledgors, including but not limited to making, executing, recording and delivering to the Bank (and authorizes the Bank to file, without the signature of the Borrower and any Pledgor where permitted by applicable law) financing statements and amendments thereto, control agreements, notices, assignments, listings, powers, consents and other documents regarding the Collateral and the Bank's security interest in the Collateral in such jurisdiction and in a form as the Bank reasonably may require. Each Loan Party irrevocably authorizes and appoints each of the Bank and any Securities Intermediary, as collateral agent, to act as their agent and attorney-in-fact to file any documents or to execute any documents in their name, with or without designation of authority. Each Loan Party acknowledges that it will be obligated in respect of the documentation as if it had executed the documentation itself.

(c) The Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees to maintain in a Collateral Account, at all times, Collateral having an aggregate lending value as specified by the Bank from time to time.

(d) The Bank's sole duty for the custody, safe keeping and physical preservation of any Collateral in its possession will be to deal with the Collateral in the same manner as the Bank deals with similar property for its own account. The Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees that the Bank will have no responsibility to act on any notice of corporate actions or events provided to holders of securities or other investment property included in the Collateral. The Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees to (i) notify the Bank promptly upon receipt of any communication to holders of the investment property disclosing or proposing any stock split, stock dividend, extraordinary cash dividend, spin-off or other corporate action or event as a result of which the Borrower or Pledgor would receive securities, cash (other than ordinary cash dividends) or other assets in respect of the investment property, and (ii) immediately upon receipt by the Borrower or Pledgor of any of these assets, cause them to be credited to a Collateral Account or deliver them to or as directed by the Bank as additional Collateral.

(e) The Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees that all principal, interest, dividends, distributions, premiums or other income and other payments received by the Bank or credited to the Collateral Account in respect of any Collateral may be held by the Bank as additional Collateral or applied by the Bank to the Obligations. The Bank may create a security interest in, and may, at any time and at its option, transfer any securities or other investment property constituting Collateral to, a securities account maintained in its name or cause any Collateral Account to be redesignated or renamed in the name of the Bank.

(f) The Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees that if a Collateral Account held with a Securities Intermediary has margin features, the margin features will be removed by the Securities Intermediary so long as there is no outstanding margin debit in the Collateral Account.

(g) If any Collateral Account held with a Securities Intermediary permits cash withdrawals in the form of check writing, access card charges, bill payment and/or electronic funds transfer

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services (for example, at UBS Financial Services Inc., Resource Management Account®, Business Services Account BSA®, certain Basic Investment Accounts and certain accounts enrolled in UBS Financial Services Inc. Investment Solutions programs), the Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees that the "Withdrawal Limit" for the Collateral Account, as described in the documentation governing the account, will be reduced on an ongoing basis so that the aggregate lending value of the Collateral remaining in the Collateral Account following the withdrawal may not be less than the amount required pursuant to Section 9(c).

(h) In addition to the Bank's security interest, the Borrower (and, if applicable, any other Pledgor on the Collateral Account) agrees that the Bank will at all times have a right to set off any or all of the Obligations at or after the time at which they become due, whether upon demand, at a stated maturity date, by acceleration or otherwise, against all securities, cash, deposits or other property in the possession of or at any time in any account maintained with the Bank or any of its affiliates by or for the benefit of the Borrower, whether carried individually or jointly with others and regardless of the currency in which denominated. This right is in addition to, and not in limitation of, any right the Bank may have at law or otherwise.

(i) The Bank reserves the right to disapprove any Collateral and to require the Borrower at any time to deposit into the Borrower's Collateral Account additional Collateral in the amount as the Bank requests or to substitute new or additional Collateral for any Collateral that has previously been deposited in the Collateral Account.

10. Control

For the purpose of giving the Bank control over each Collateral Account held with a Securities Intermediary and in order to perfect the Bank's security interests in the Collateral held with a Securities Intermediary, the Borrower and each other Pledgor on the applicable Collateral Account consents to compliance by the applicable Securities Intermediary with entitlement orders and instructions from the Bank (or from any assignee or successor of the Bank) regarding the Collateral Account and any financial assets or other property held therein without the further consent of the Borrower or any other Pledgor on the applicable Collateral Account. Without limiting the foregoing, the Borrower and each Pledgor on the Collateral Account acknowledge, consent and agree that, pursuant to a control agreement entered into between the Bank and the Securities Intermediary, to which each Collateral Account held by such Securities Intermediary is subject:

(a) The Securities Intermediary will comply with entitlement orders originated by the Bank regarding any Collateral Account without further consent from the Borrower or any other Pledgor. The Securities Intermediary will treat all assets credited to a Collateral Account, including, without limitation, money, credit balances, gold and other metals (whether in the form of coins, bars or otherwise) as financial assets for purposes of Article 8 of the Uniform Commercial Code.

(b) In order to enable the Borrower and any Pledgor on the applicable Collateral Account to trade financial assets that are from time to time credited to a Collateral Account, the Securities Intermediary may comply with entitlement orders originated by the Borrower or any other Pledgor on the applicable Collateral Account (or if so agreed by the Bank, by an investment adviser designated by the Borrower or any other Pledgor on the applicable Collateral Account and acceptable to the Bank and the Securities Intermediary) regarding the Collateral Account, but only until the time that the Bank notifies the Securities Intermediary, that the Bank is asserting exclusive control over the Collateral Account. After the Securities Intermediary has received a notice of exclusive control and has had a reasonable opportunity to comply, it will no longer comply with entitlement orders originated by the Borrower or any other Pledgor (or by any investment adviser designated by the Borrower or any other Pledgor) concerning the Collateral Account. Notwithstanding the foregoing, however, and irrespective of whether it has received any notice of exclusive control, the Securities Intermediary will not comply with any entitlement order originated by the Borrower or any other Pledgor (or by any investment adviser designated by the Borrower or any other Pledgor) to withdraw any financial assets from a Collateral Account or to pay any money, free credit balance or other amount owing on a Collateral Account (other than cash withdrawals and payments not exceeding the "Withdrawal Limit" as contemplated in Section 9(g)) without the prior consent of the Bank.

11. Remedies

(a) If any of the following events (each, an "Event") occurs:

(i) the Borrower fails to pay any amount due under this Agreement;

(ii) the Borrower and/or any other relevant Loan Party fails to maintain sufficient Collateral in a Collateral Account as required by the Bank or any Guarantor fails to maintain collateral as required by the Bank under its Guaranty Agreement or denies or attempts to terminate or challenge the validity of any such Guaranty Agreement;

(iii) the Borrower or any other Loan Party breaches or fails to perform any other covenant, agreement, term or condition that is applicable to it under this Agreement or any related agreement, or any representation or other statement of the Borrower (or any Loan Party) in this Agreement or in any related agreement is incorrect in any material respect when made or deemed made;

(iv) the Borrower or any other Loan Party that is an individual dies or is declared (by appropriate authority) incompetent or of unsound mind or is indicted or convicted of any crime or, if not an individual, ceases to exist;

(v) any voluntary or involuntary proceeding for bankruptcy, reorganization, dissolution or liquidation or similar action is commenced by or against the Borrower or any other Loan Party, or a trustee in bankruptcy, receiver, conservator or rehabilitator is appointed, or an assignment for the benefit of creditors is made, with respect to the Borrower or any other Loan Party or its property;

(vi) the Borrower or any Loan Party is insolvent, unable to pay its debts as they fall due, stops, suspends or threatens to stop or suspend payment of all or a material part of its debts, begins negotiations or takes any proceeding or other step with a view to readjustment, rescheduling or deferral of all or any part of its indebtedness, which it would or might otherwise be unable to pay when due, or proposes or makes a general assignment or an arrangement or composition with or for the benefit of its creditors;

(vii) a Collateral Account (or any account in which Collateral provided by a Loan Party is maintained) or any portion thereof is terminated, attached or subjected to a levy or all or any portion of the Collateral is transferred, gifted, assigned or encumbered;

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(viii) the Borrower or any other Loan Party fails to provide promptly all financial and other information as the Bank may request from time to time;

(ix) any indebtedness of the Borrower or any other Loan Party in respect of borrowed money (including indebtedness guarantied by the Borrower or any other Loan Party) or in respect of any swap, forward, cap, floor, collar, option or other derivative transaction, repurchase or similar transaction or any combination of these transactions is not paid when due, or any event or condition causes the indebtedness to become, or permits the holder to declare the indebtedness to be, due and payable prior to its stated maturity;

(x) final judgment for the payment of money is rendered against Borrower (or any other Loan Party) and, within thirty days from the entry of judgment, has not been discharged or stayed pending appeal or has not been discharged within thirty days from the entry of a final order of affirmance on appeal;

(xi) any legal proceeding is instituted or any other event occurs or condition exists that in the Bank's sole discretion calls into question (A) the validity or binding effect of this Agreement or any related agreement or any of the Borrower's (or any other Loan Party's) obligations under this Agreement or under any related agreement or (B) the ability of the Borrower (or any Loan Party) to perform its obligations under this Agreement, or under any related agreement; or

(xii) the Bank in its sole discretion otherwise deems itself or its security interest in the Collateral insecure or the Bank believes in good faith that the prospect of payment or other performance by any Loan Party is impaired then, all Obligations will become immediately due and payable (without demand) and the Bank may, in its sole and absolute discretion, liquidate, withdraw or sell all or any part of the Collateral and apply the same, as well as the proceeds of any liquidation or sale, to any amounts owed to the Bank, including, without limitation, any applicable Breakage Costs and Breakage Fee. The Bank will not be liable to any Loan Party in any way for any adverse consequences (for tax effect or otherwise) resulting from the liquidation of appreciated or depreciated Collateral. Without limiting the generality of the foregoing, the sale may be made in the Bank's sole and absolute discretion by public sale on any exchange or market where business is then usually transacted or by private sale, and the Bank or any of its affiliates may be the purchaser at any public or private sale. Any Collateral that may decline speedily in value or that customarily is sold on a recognized exchange or market may be sold without providing any Loan Party with prior notice of the sale. Each Loan Party agrees that, for all other Collateral, two calendar days notice to the Loan Party, sent to its last address shown in the Bank's account records, will be deemed reasonable notice of the time and place of any public sale or time after which any private sale or other disposition of the Collateral may occur. Any amounts due and not paid on any Advance or Letter of Credit following an Event will bear interest from the day following the Event until fully paid at a rate per annum equal to the interest rate applicable to such Obligation plus 2.00%. In addition to the Bank's rights under this Agreement, the Bank will have the right to exercise any one or more of the rights and remedies of a secured creditor under the New York Uniform Commercial Code, as then in effect, or under any other applicable law.

(b) **Nothing contained in this Section 11 will limit the right of the Bank to demand full or partial payment of the Credit Line Obligations, in its sole and absolute discretion and without cause, at any time, whether or not an Event has occurred and is continuing.**

(c) All rights and remedies of the Bank under this Agreement are cumulative and are in addition to all other rights and remedies that the Bank may have at law or equity or under any other contract or other writing for the enforcement of the security interest herein or the collection of any amount due under this Agreement. No prior demand for full or partial payment, or call for additional collateral or prior notice of the time or place of any sale of Collateral, shall be considered a waiver of the Bank's right to liquidate Collateral without prior demand, call or notice.

(d) Any non-exercise of rights, remedies and powers by the Bank under this Agreement and the other documents delivered in connection with this Agreement shall not be construed as a waiver of any rights, remedies and powers. The Bank fully reserves its rights to invoke any of its rights, remedies and powers at any time it may deem appropriate.

12. Representations, Warranties and Covenants by the Loan Parties.

Each Borrower and each other Loan Party (if applicable) makes the following representations, warranties and covenants (and each Borrower will be deemed to have repeated each representation and warranty each time a Borrower requests an Advance or a Letter of Credit) to the Bank:

(a) Except for the Bank's rights under this Agreement and the rights of the Securities Intermediary under any account agreement, the Borrower and any Pledgor own the Collateral, free of any interest, lien or security interest in favor of any third party and free of any impediment to transfer (including, without limitation, that the Collateral will not at any time include (i) securities the ownership of which is required to be reported under Rule 13d-1 under the Securities Exchange Act of 1934 or (ii) "restricted securities" as defined in Rule 144 under the Securities Act of 1933 or any other security or other property that is subject to any restriction on the sale, pledge or other disposition thereof under applicable law or under any agreement or instrument to which the Borrower is subject);

(b) Each Loan Party: (i) if a natural Person, is of the age of majority, and if a legal Person, is validly existing and in good standing under the laws of the jurisdiction of its formation; (ii) is authorized to execute and deliver this Agreement and to perform its obligations under this Agreement and any related agreement; (iii) is not an employee benefit plan, as that term is defined by the Employee Retirement Income Security Act of 1974, or an Individual Retirement Account (and none of the Collateral is an asset of a plan or account); and (iv) unless the Loan Party advises the Bank to the contrary, in writing, and provides the Bank with a letter of approval, where required, from its employer, is not an employee or member of any exchange or of any corporation or firm engaged in the business of dealing, either as a broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper;

(c) Neither the Borrower nor any Pledgor on the Collateral Account has pledged or will pledge the Collateral or grant a security interest in the Collateral to any party other than the Bank or the Securities Intermediary, or has permitted or will permit the Collateral to become subject to any liens or encumbrances (other than those of the Bank and the Securities Intermediary), during the term of this Agreement;

(d) No Loan Party is in default under any material agreement, contract, judgment, decree or order to which it is a party or by which it or its properties may be bound, and the Collateral and

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any other collateral supporting the financial accommodations made hereunder is the rightfully derived property of the property of the party in whose name it is held and there are no pending or threatened proceedings that could result in a forfeiture of the Collateral or such other collateral (and the Borrower agrees to inform the Bank of any such proceeding, pending or threatened);

(e) The execution, delivery and performance by each Loan Party of the Loan Documents, the consummation of the transactions contemplated by the Loan Documents and compliance with the provisions of the Loan Documents will not (a) violate any law, regulation, order, judgment or decree binding on such Loan Party, (b) if such Loan Party is a legal Person, violate or conflict with any of its organizational agreements or charter documents, (c) if such Loan Party is a trust, violate any trust instruments or agreements binding on such Loan Party or (d) conflict with, cause a breach of, constitute a default under, be cause for the acceleration of the maturity of, or create or result in the creation or imposition of any lien, charge or encumbrance (other than in favor of the Bank) on any of its property under any agreement, notice, indenture, instrument or other undertaking to which it is a party.

(f) No order, consent, license, authorization, recording or registration is required to authorize or is required in connection with the execution, delivery and performance or the legality, validity, binding effect or enforceability of any of the Loan Documents or any transactions contemplated herein and therein.

(g) After giving effect to each Advance, and such Loan Party's obligations (including contingent obligations) under the Loan Documents, (a) the present fair value of its assets exceeds the total amount of its liabilities (including, without limitation, contingent liabilities), (b) it has capital and assets sufficient to carry on its business, (c) it is not engaged and is not about to engage in a business or a transaction for which its remaining assets are unreasonably small in relation to such business or transaction and (d) it does not intend to incur, or believe that it will incur, debts beyond its ability to pay as they become due. Such Loan Party will not be rendered insolvent by the execution, delivery and performance of the Loan Documents or by the consummation of the transactions contemplated herein and therein.

(h) The location of such Loan Party's principal residence, if such Loan Party is a natural person, or, if such Loan Party is not a natural person, such Loan Party's jurisdiction of organization or formation, its chief executive office and, if different, the location of its principal place of business, are accurately set forth in the documents signed by such Loan Party and the Bank's records.

(i) Each Loan Party has duly filed and will duly file all tax and information returns required to be filed and has paid and will pay all taxes, fees, assessments and other governmental charges or levies that have or will become due and payable, except to the extent such taxes or other charges are being contested in good faith and are adequately reserved against in accordance with GAAP.

(j) The Borrower and each relevant Pledgor (i) is and at all times will continue to be the legal and beneficial owner of all assets held in or credited to any Collateral Account or otherwise included in the Collateral, and (ii) does not hold any assets held in or credited to any Collateral Account or otherwise included in the Collateral in would prevent the use of such assets to (a) repay the Bank or (b) be pledged as Collateral in favor of the Bank. Each Loan Party shall immediately notify the Bank in writing of any and all pending or threatened litigation and any and all pending or threatened proceedings before any governmental or regulatory agency immediately after becoming aware of such pending or threatened litigation or proceedings.

(k) Each Loan Party shall immediately notify the Bank in writing upon becoming aware of the imposition of any lien, claim, charge or encumbrance on, or any loss of or damage to, any or all of the Collateral.

(l) Each Loan Party shall immediately notify the Bank in writing upon becoming aware of th
e probable occurrence of any Event together with a detailed statement by the Borrower setting forth the steps being taken by the Borrower to cure the effect thereof.

(m) Each Loan Party shall promptly upon request by the Bank, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, pledge letters, mortgages, deeds of trust, trust deeds, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as the Bank may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable law, subject the Loan Parties' properties, assets, rights or interests to the Bank's security interest contemplated herein, (iii) perfect and maintain the validity, effectiveness and priority of the Bank's security interest in the Collateral intended to be created hereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Bank the rights granted or now or hereafter intended to be granted to the Bank under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party is, or is to be, a party.

(n) Until this Agreement has terminated and all Obligations have been indefeasibly paid and performed in full, no Loan Party will, without the prior consent of the Bank (which may be conditioned, withheld or delayed in the Bank's discretion): (a) create, incur, assume or suffer to exist any lien, charge, claim or other encumbrance on the Collateral, other than the security interest created in favor of the Bank, including, but not limited to, entering into, continuing or extending any contract or agreement in any way limiting, restricting or impeding the pledge or transfer of any of the Collateral; (b) sell, assign, transfer, exchange, lease, lend or dispose of (directly or indirectly, voluntarily, by operation of law or otherwise) or grant any option with respect to, any of the Collateral; (c) change the Loan Party's legal name or address listed in the Bank's records, without prior written notice to the Bank; (d) cause or allow anything to be done with might impair, or fail to do anything necessary or advisable in order to preserve, the value of the Collateral and the Bank's security interest therein; or (e) use or permit the use of the Collateral for illegal purposes.

(o) Each Loan Party is responsible for complying with, and represents and warrants that it does and will continue to comply with, all laws, regulations and orders applicable to such Loan Party, including but not limited to any tax and central bank laws, regulations and orders.

(p) None of the Loan Parties, any of their subsidiaries or, to the best knowledge of the Loan Parties, any director, officer, agent, employee or affiliate of the Loan Parties or any of their subsidiaries (i) is currently subject to any economic sanctions or trade embargoes administered or imposed by the Office of Foreign Assets Control of the U.S. Department of the Treasury,

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the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury, the Swiss State Secretariat for Economic Affairs, or any other relevant authority (collectively, "Sanctions") or (ii) resides, is organized or chartered, or has a place of business in a country or territory that is currently the subject of Sanctions; and the Borrower will not directly or indirectly use the proceeds of the loan contemplated hereunder, or lend, contribute or otherwise make available such proceeds to or for the benefit of any person or entity for the purpose of financing or supporting, directly or indirectly, the activities of any person or entity that is currently the subject of Sanctions.

None of the Loan Parties, any of their subsidiaries or, to the best knowledge of the Loan Parties, any affiliate (including any joint venture) or any director, officer, agent, employee or other person associated with or acting on behalf of the Loan Parties or any of their subsidiaries, in connection with this transaction, has (i) used any corporate funds directly or indirectly for any unlawful contribution, gift, entertainment or other unlawful expense; or (ii) made any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value directly or indirectly to or for the benefit of any public official, political party or party candidate, or any third party to benefit any of the foregoing, or to any other person, if doing so would violate the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the UK Bribery Act of 2010 or the law of any other relevant jurisdiction.

The provisions of this Section 12 will survive the termination of this Agreement or any related agreement and the repayment of the Obligations.

13. Indemnification; Limitation on Liability of the Bank and the Securities Intermediary.

The Borrower agrees to indemnify and hold harmless the Bank and any Securities Intermediary, their affiliates and their respective directors, officers, agents and employees against any and all costs, increased costs, documentary taxes, stamp taxes or other taxes, claims, causes of action, liabilities, lawsuits, demands and damages, and any and all court costs and reasonable attorneys fees, in any way relating to or arising out of or in connection with this Agreement, except to the extent caused by the Bank's or such Securities Intermediary's gross negligence or willful misconduct. The Borrower shall also reimburse the Bank from time to time at the Bank's request for any out-of-pocket expenses incurred by the Bank or any Securities Intermediary in connection with the Collateral and the Bank's security interest therein, including, without limitation, in connection with the enforcement thereof. Neither the Bank nor the Securities Intermediary will be liable to any party for any consequential damages arising out of any act or omission by either of them with respect to this Agreement or any Advance or Collateral Account or Letter of Credit. The provisions of this Section 13 will survive the termination of this Agreement or any related agreement and the repayment of the Obligations.

14. Acceptance of Agreement; Applicable Law

ALL THE RIGHTS AND OBLIGATIONS OF THE BANK AND THE BORROWER WITH RESPECT TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CHOICE OF LAW OR CONFLICT OF LAWS.

15. Assignment; No Third Party Beneficiaries

This Agreement may not be assigned by the Borrower without the prior written consent of the Bank. This Agreement will be binding upon and inure to the benefit of the heirs, personal representatives, executors, successors and permitted assigns of the Borrower. The Bank may assign this Agreement, and this Agreement will inure to the benefit of the Bank's successors and assigns. Except as may otherwise be expressly provided herein, there are no third party beneficiaries of this Agreement.

16. Amendment

This Agreement may be amended only by the Bank, including, but not limited to, (i) the addition or deletion of any provision of this Agreement and (ii) the amendment of the spread over the UBS Funding Rate applicable to Fixed Rate Advances or Variable Rate Advances at any time by sending written notice, signed by an authorized officer of the Bank, of an amendment to the Borrower. The amendment shall be effective as of the date established by the Bank. This Agreement may not be amended orally. The Borrower or the Bank may waive compliance with any provision of this Agreement, but any waiver must be in writing and will not be deemed to be a waiver of future compliance with such provision or a waiver of any other provision of this Agreement. The provisions of this Agreement, together with the Note and any and all other Loan Documents, constitute the entire agreement between the Bank and the Borrower with respect to the subject matter hereof and supersede all prior or contemporaneous agreements, proposals, understandings and representations, written or oral, between the parties with respect to the subject matter hereof. This Agreement may not be amended or modified by, and the Bank will not be bound by any agreement, representation or warranty, whether in writing or otherwise, made by UBS Financial Services Inc. or any other affiliate of the Bank or any of their respective directors, officers, employees or agents.

17. Severability

If any provision of this Agreement is held to be invalid, illegal, void or unenforceable, by reason of any law, rule, administrative order or judicial or arbitral decision, the determination will not affect the validity of the remaining provisions of this Agreement.

18. Choice of Forum; Waiver of Jury Trial

(a) The Borrower agrees to submit to the exclusive jurisdiction of the courts of the United States for the Southern District of New York and the courts of the State of New York; provided, however, that proceedings against the Borrower may also be brought in courts of the jurisdiction of the Borrower's residence or place of business if the Bank so elects. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE BORROWER AND THE BANK IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY PROCEEDING CONCERNING THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. In each case, the Borrower hereby waives any objection to jurisdiction or venue in any such proceeding commenced in said courts. The Borrower hereby waives personal service of any summons, complaint or other process and agrees that any process required to be served on the Borrower for purposes of any such proceeding may be served on the Borrower, with the same effect as personal service within the State of New York, by certified mail or by courier service providing evidence of delivery addressed to the

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Borrower at the Borrower's address for notices as provided in Section 21 and shall be deemed to have been served when received or delivered at such address.

(b) No arbitration proceeding between the Borrower (or any other Loan Party) and a Securities Intermediary, regardless of whether or not based on circumstances related to any court proceedings between the Bank and the Borrower (or the other Loan Party), nor any arbitration proceeding between the Borrower (or any other Loan Party) and the Bank in respect of any other agreements between the Bank and such Loan Party, will provide a basis for any stay of the court proceedings.

(c) Nothing in this Section 18 will be deemed to alter any agreement to arbitrate any controversies which may arise between the Borrower (or any other Loan Party) and the Bank or any Securities Intermediary or its predecessors, and any claims between the Borrower or the Loan Party, as applicable, and the Bank or any Securities Intermediary or its employees (whether or not they have acted as agents of the Bank) will be arbitrated as provided in any agreement between the Borrower or the Loan Party, as applicable, and the Bank or such Securities Intermediary.

19. State Specific Provisions and Disclosures

(a) For residents of Ohio:
The Ohio laws against discrimination require that all creditors make credit equally available to all creditworthy customers, and that credit reporting agencies maintain separate credit histories on each individual upon request. The Ohio Civil Rights Commission administers compliance with this law.

(b) For residents of Oregon:
NOTICE TO BORROWER: DO NOT SIGN THIS AGREEMENT BEFORE YOU READ IT. THIS AGREEMENT PROVIDES FOR THE PAYMENT OF A PENALTY IF YOU WISH TO REPAY A FIXED RATE ADVANCE PRIOR TO THE DATE PROVIDED FOR REPAYMENT IN THE AGREEMENT.

(c) For residents of Vermont:
NOTICE TO BORROWER: THE ADVANCES MADE UNDER THIS AGREEMENT ARE DEMAND LOANS AND SO MAY BE COLLECTED BY THE BANK AT ANY TIME. A NEW LOAN MUTUALLY AGREED UPON AND SUBSEQUENTLY ISSUED MAY CARRY A HIGHER OR LOWER RATE OF INTEREST.
NOTICE TO JOINT BORROWER: YOUR SIGNATURE ON THE AGREEMENT MEANS THAT YOU ARE EQUALLY LIABLE FOR REPAYMENT OF THIS LOAN. IF THE BORROWER DOES NOT PAY, THE BANK HAS A LEGAL RIGHT TO COLLECT FROM YOU.

(d) For residents of California:

(i) Any person, whether married, unmarried, or separated, may apply for separate credit.

(ii) As required by law, you are notified that a negative credit report reflecting on your credit record may be submitted to a credit reporting agency if you fail to fulfill the terms of your credit obligations.

(iii) The Borrower will notify the Bank, within a reasonable time, of any change in the Borrower's name, address, or employment.

(iv) The Borrower will not attempt to obtain any Advance if the Borrower knows that the Borrower's credit privileges under the Credit Line have been terminated or suspended.

(v) The Borrower will notify the Bank by telephone, telegraph, letter, or any other reasonable means that an unauthorized use of the Credit Line has occurred or may occur as the result of the loss or theft of a credit card or other instrument identifying the Credit Line, within a reasonable time after the Borrower's discovery of the loss or theft, and will reasonably assist the Bank in determining the facts and circumstances relating to any unauthorized use of the Credit Line.

20. Account Agreement; Information
Each Loan Party acknowledges and agrees that this Agreement supplements their account agreement(s) with the Bank and any Securities Intermediary relating to the Collateral Account and, if applicable, any related account management agreement(s) between the Loan Party and the Bank or any Securities Intermediary. In the event of a conflict between the terms of this Agreement and any other agreement between the Loan Party and the Bank or any Securities Intermediary, the terms of this Agreement will prevail. The Borrower acknowledges and agrees that UBS Financial Services Inc. may provide copies to the Bank of all statements and confirmations and such other information concerning each UBS Financial Services Inc. Collateral Account at such times and in such manner as the Bank may request.

Notices

21. Unless otherwise required by law, all notices to a Loan Party may be oral or in writing, in the Bank's discretion, and if in writing, delivered or mailed by the United States mail, or by overnight carrier or by telecopy to the address of the Loan Party shown on the records of the Bank. Each Loan Party agrees to send notices to the Bank, in writing, at such address as provided by the Bank from time to time.

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Loan Disclosure Statement

Risk Factors You Should Consider Before Using Your Securities Accounts as Collateral for Loans from UBS AG, New York Branch

This Loan Disclosure Statement is only a summary of certain risk factors you should consider prior to participating in any of UBS AG, New York Branch's lending programs. You should understand the risks of borrowing funds secured by your securities accounts thoroughly before using leverage as a liquidity source or as part of your investment strategy. You should understand your loan agreement, the collateral requirements for your loans, and the procedures for issuing margin calls and liquidating securities and other assets in your accounts.

UBS AG, New York Branch, does not provide legal or tax advice. Please consult your legal and tax advisors regarding the legal and tax implications of using your securities accounts as collateral for loans. You should speak to your Client Advisor if you have additional questions about this Loan Disclosure Statement.

Introduction

UBS AG, New York Branch, is furnishing this brochure to you to provide some basic facts about borrowing funds secured by your securities accounts and to alert you to the risks involved with such activities. Before trading securities in a custody account or otherwise using leverage, you should carefully review your loan agreement and speak to your Client Advisor regarding any questions or concerns you may have with your custody accounts or loan agreement.

When you purchase securities, you may pay for the securities in full or you may borrow part of the purchase price from UBS AG, New York Branch. If you choose to borrow funds from UBS AG, New York Branch, you must have an account with UBS AG, New York Branch. The securities purchased (together with the other securities and assets held in your accounts with UBS AG, New York Branch and, if you so designate such accounts, accounts with its broker dealer affiliates) are UBS AG, New York Branch's collateral for the loan to you (such accounts, the "Collateral Accounts"). If the securities in your Collateral Accounts decline in value, so does the value of the collateral supporting your loan and, as a result, UBS AG, New York Branch, can take action, such as issuing a margin call and/or selling securities or other assets in any of your Collateral Accounts, in order to maintain the required equity in the Collateral Accounts.

It is important that you fully understand the risks involved in using leverage as a liquidity source or as part of your investment strategy or pledging your securities in order to obtain credit. These risks (described more fully below) include the following:

- **You can lose more funds than you deposit in your Collateral Accounts.** A decline in the value of securities in your Collateral Accounts may require you to provide additional funds to UBS AG, New York Branch, to avoid the forced sale of those securities or other securities or assets in your Collateral Accounts.

- **UBS AG, New York Branch, can force the sale of securities or other assets in your Collateral Accounts.** If the equity in your Collateral Accounts falls below the collateral requirements, UBS AG, New York Branch, can sell the securities or other assets in any of your Collateral Accounts to cover the margin deficiency. You also will be responsible for any shortfall after such a sale.

- **UBS AG, New York Branch, can sell your securities or other assets without contacting you.** Some investors mistakenly believe that UBS AG, New York Branch, must contact them for a margin call to be valid, and that UBS AG, New York Branch, cannot liquidate securities or other assets in their Collateral Accounts to meet the call unless UBS AG, New York Branch, has contacted them first. This is not the case. UBS AG, New York Branch, will attempt to notify our clients of margin calls, but we are not required to do so. However, even if UBS AG, New York Branch, has contacted a client and provided a specific date by which the client can meet a margin call, UBS AG, New York Branch, can still take necessary steps to protect its financial interests, including immediately selling the securities without notice to the client.

- **You are not entitled to choose which securities or other assets in your Collateral Accounts are liquidated or sold to meet a margin call.** Because the securities are collateral for your loans, UBS AG, New York Branch, has the right to decide which security to sell in order to protect its interests.

- **UBS AG, New York Branch, can increase its collateral requirements at any time and is not required to provide you with advance written notice.** These changes in UBS AG, New York Branch policy often take effect immediately and may result in the issuance of a maintenance margin call. Your failure to satisfy the call may cause the member to liquidate or sell securities in your Collateral Accounts.

- **You are not entitled to an extension of time on a margin call.** While an extension of time to meet collateral requirements may be available to clients under certain conditions, a client does not have a right to the extension.

Using Securities as Collateral

Investors generally use their securities as collateral for loans (1) a source of liquidity for purposes other than securities purchases, or (2) a means to increase their purchasing power of securities to gain increased exposure to the market. UBS AG, New York Branch, has lending programs that allow you to use the funds to purchase, carry or trade securities (called a "purpose loan"), or for consumer or business purposes. Purpose loans can be a convenient and inexpensive source of liquidity and/or a successful trading technique for investors who understand the risks involved. Purpose loans may not, however, be appropriate for everyone, particularly for someone living on a fixed income or nearing retirement.

Risk Factors Associated with Using Securities as Collateral and Purpose Loans

Utilizing purpose loans to purchase securities is a more aggressive, higher risk approach to achieving your investment objectives than non-margin investing. Borrowing on your portfolio to meet liquidity needs other than the purchase of securities also has risks. Before you decide to use your securities as loan collateral, you must carefully consider whether you can afford to assume these additional risks, which include the following:

- **You can lose more funds than you deposit in your Collateral Accounts.** Your collateral must maintain a particular value relative to the amount you have borrowed. Your collateral, however, is subject to market movements and may decline in value. In the event that the value of the collateral falls below the margin maintenance requirements, UBS AG, New York Branch, may make a "call" for you to deposit additional collateral into your

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Collateral Accounts (your additional collateral may be in the form of cash or eligible securities), or require you to deposit cash to reduce your loan amount in order to avoid the forced sale of the securities or other assets in any of your Collateral Accounts. This is generally referred to as a "call" or "margin call." If you do not have access to funds to meet a potential margin call, you should probably not be using your securities as collateral.

- The following example illustrates how a margin call works: You purchase $16,000 worth of securities by borrowing $8,000 and paying $8,000 in cash or securities. If the market value of the securities drops to $10,000, the equity in your account will fall to $2,000 ($10,000 security value – $8,000 owed to UBS AG, New York Branch, = $2,000 equity value). Assuming a maintenance requirement of 30% on this account, the equity in your account would not be sufficient to cover the maintenance requirement of $3,000 (30% of $10,000 = $3,000), resulting in a margin call for $1,000 ($3,000 maintenance requirement – $2,000 equity value = $1,000). There are several ways to meet this margin call: (1) deposit $1,000 in cash; (2) deposit additional marginable securities with a market value sufficient to meet the call (which will vary by type of security deposited); or (3) liquidate securities or other assets and repay a portion of the loan sufficient to bring the maintenance ratio back to 30%.

- **Both positive and negative performance of an account will be magnified if you use the account as collateral for borrowed money.** In other words, any profits or losses in a leveraged account will be greater than would be the case with an unleveraged account. Further, for UBS AG, New York Branch's non-purpose credit lines, which are available for purposes other than to purchase, trade or carry securities, UBS AG, New York Branch, may extend you more credit on your collateral as compared to its purpose loan program in which borrowed money is used to purchase, trade or carry securities. Specifically, under the non-purpose credit lines, UBS AG, New York Branch, may initially extend you a loan of up to 65% or more of the value of your collateral and you may be eligible to maintain loans of up to 75% or more of the value of your collateral. In contrast, under the purpose loan program, UBS AG, New York Branch, may initially extend you a loan of up to 50% of the value of your collateral and you may be eligible to maintain loans of up to 70% of the value of your collateral. **Because of the possibility of higher advance ratios and lower equity maintenance requirements and the related increased leverage in accounts serving as collateral for non-purpose credit lines, the risk of magnified losses is greater for non-purpose loans than for purpose loans.** In addition, credit line loans, which feature a fixed rate of interest based upon the UBS AG, New York Branch's internal cost of funds plus a spread, may not be prepaid without the imposition of an administrative fee ("Breakage Fee") and may result in a prepayment penalty ("Breakage Cost"). The Breakage Fee will be calculated by multiplying the outstanding principal amount of such fixed rate loan by two basis points (.02%). It is expected that Breakage Costs will usually be incurred in a falling interest rate environment and will be calculated by determining the differential between the fixed rate loan's stated rate of interest and the applicable cost of funds rate and multiplying such differential by the sum of the outstanding principal amount of such fixed rate loan multiplied by the actual number of days remaining in the Term for such fixed rate (based upon a 360-day year).

- **UBS AG, New York Branch, can force the sale of securities or other assets in your Collateral Accounts.** If the equity in your Collateral Accounts falls below the collateral maintenance requirements, UBS AG, New York Branch, at its discretion and in accordance with applicable rules and regulations, may sell your securities or other assets in any of your Collateral Accounts to cover the margin deficiency. In this case, UBS AG, New York Branch, will sell a sufficient amount of your securities or other assets in any of your Collateral Accounts and use the proceeds of the sale (net of applicable commissions and fees) to bring your account into compliance with required maintenance levels at then-prevailing market prices. Those prices may be disadvantageous to you. Please note that you will remain responsible for any difference between your loan and the proceeds UBS AG, New York Branch, obtains from selling your securities or other assets. Indeed, if your Collateral Account is liquidated, you will remain responsible for any outstanding balance on the loan plus accrued interest. For example:

You purchase a security for $50. Thereafter, the security declines in value to $25. If you purchased the security using your funds, the decline in value will result in a loss of 50% of your equity ($50 original investment – $25 decrease in price = $25). If you purchased the security using a purpose loan (paying $25 in cash and borrowing $25 from UBS AG, New York Branch), you will lose 100% of the equity in your investment. If you sell the security to satisfy your purpose loan or UBS AG, New York Branch, liquidates your position to satisfy a margin call, you will remain liable for the payment of any accrued interest on the margin loan.
The sale of securities or other assets in your Collateral Accounts to satisfy a margin deficiency may negatively affect your ability to follow your asset allocation strategy and to achieve your investment objectives.

- **UBS AG, New York Branch, can sell your securities or other assets without contacting you.** Some investors mistakenly believe that their bank must contact them for a margin call to be valid, and that the bank cannot liquidate securities or other assets in their Collateral Accounts to meet the call unless the bank has contacted them first. This is not the case. As a general business practice, UBS AG, New York Branch, will attempt to notify you before initiating the sale of your securities or other assets to meet a margin call and will generally provide you with 48 to 72 hours to satisfy such call. However, such notice is not required and your specific authorization is not required for UBS AG, New York Branch, to liquidate securities or other assets in your Collateral Accounts. **There may be certain circumstances, including highly volatile markets, where UBS AG, New York Branch, may sell your securities or other assets to bring a loan back into compliance with our collateral requirements without issuing a call to you or contacting you, even in the case where UBS AG, New York Branch, previously issued a call to you and gave you a specific date by which to satisfy such call. UBS AG, New York Branch, will not be responsible for losses you incur when we sell your securities or other assets irrespective of whether or not we notify you of the margin call.** As such, you should monitor the status of your Collateral Accounts by contacting your Client Advisor and/or reviewing your account via UBS AG, New York Branch's online services. You should take prompt appropriate action, such as depositing additional collateral in your account, when necessary.

- **You are not entitled to choose which securities or other assets in your Collateral Accounts are liquidated or sold to meet a margin call.** Because the securities and other assets are collateral for your loans, UBS AG, New York Branch, has the right to choose which security or asset is liquidated or sold to protect its interests. As a result, the securities or assets that are liquidated may result in a greater loss and/or tax liability than if, in hindsight, other securities or other assets in your accounts had been liquidated.

- **UBS AG, New York Branch, can increase its maintenance margin requirements at any time and is not required to provide you with advance written notice.** These changes in policy often take effect immediately and may result in the issuance of a maintenance margin call. Your failure to satisfy the call may

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cause UBS AG, New York Branch, to liquidate or sell securities or other assets in your Collateral Accounts.

- **You are not entitled to an extension of time on a margin call.** While an extension of time to meet margin requirements may be available to clients under certain conditions, a client does not have a right to such an extension.

- **UBS AG, New York Branch, and its affiliates will act as creditor and, accordingly, their interests may be inconsistent with, and potentially adverse to, your interests.** UBS AG, New York Branch, is allowed to act, and will act, as a lender (i.e., creditor) in connection with your loan. This means that consistent with normal lending practices, UBS AG, New York Branch, may take any steps necessary to protect its interest in the loan, issue a call for additional collateral, force the sale of your securities or other assets, or demand payment of your loans in full at any time if your actions or inactions call your creditworthiness into question, if required by applicable law, rules or regulations, or UBS AG, New York Branch's internal policy. UBS AG, New York Branch, may at any time and in its sole discretion, and subject to applicable rules and regulations, amend the collateral requirements applicable to your loans, including changing the level of credit available to you. In most cases and subject to market conditions, UBS AG, New York Branch, will generally notify you of such changes. However, UBS AG, New York Branch, retains the right to sell your securities or other assets or change its collateral requirements without contacting you. Any obligation to UBS AG, New York Branch, arising in connection with your loans should be taken as seriously as an obligation to any other bank or other lender. Failure to meet any such obligations may result in legal action and UBS AG, New York Branch, may be required to report such failure to a credit data center.

- **The interest rate charged on the loan will reduce your overall rate of return.** As with any loan, UBS AG, New York Branch, will charge you interest on the amount of your loan. The interest is an added cost and will reduce your overall rate of return. This interest, however, in certain circumstances, may be deductible on your income tax return. UBS AG, New York Branch, is not a tax advisor and you should consult your tax advisor regarding your particular situation. You will benefit from purpose loans if the return on the additional securities that you purchased with your purpose loan proceeds exceeds the interest charged on the loan. If the purpose of the purpose loan is to finance liquidity needs other than for the purchase of securities, you may benefit if the return on your portfolio used as collateral exceeds the interest charge. You will not benefit from purpose loans if your return on investment does not exceed the interest charged on the loan.

You should note that, generally, it is difficult to make a profit on small security purchases in a commission-based account using purpose loans. This is because commissions on odd-lot purchases plus the loan interest can equal or even exceed appreciation in your investment plus dividend payments.

- **The Basics of Collateral Requirements and Lending Value**
The amount you are permitted to borrow and the value of securities you must maintain in your Collateral Accounts are determined in accordance with the regulations of the Federal Reserve Board ("FRB") and UBS AG, New York Branch's internal policies. The FRB's current permitted lending value (in other words, the value we will permit you to borrow against) for margin stock as of the date of this brochure is 50%. Banks, like UBS AG, New York Branch, are permitted to set their own policies as long as they are higher than the margin requirements of the FRB. **You should note that the rules of the FRB and UBS AG, New York Branch's internal policies are subject to change. UBS AG, New York Branch, reserves the right to alter the terms of your loans at any time to comply with regulatory requirements and changes in its policies.**
The actual amount you can borrow and the collateral requirements may also vary depending on the individual guidelines of the lending program, UBS AG, New York Branch's internal lending policies, and the size, type, concentration and volatility of your investments. For example, you can generally borrow up to 50% of the value of marginable stock and convertible bonds, 75% of investment-grade corporate bonds and 90% or more of U.S. Treasuries (depending on their maturity dates). **These guidelines are provided for illustration purposes only and do not constitute UBS AG, New York Branch's lending policies with regard to all types of securities. The guidelines may differ substantially at the time you apply for, or obtain, a loan.**

UBS AG, New York Branch, may at any time and in its sole discretion, reduce or eliminate the availability of credit available to you. Such changes may result in a margin call or liquidation of your account.

If you have additional questions about borrowing using your securities as collateral or if you would like information on UBS AG, New York Branch's lending products, please contact your Client Advisor.

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Exhibit I

To: UBS AG

This will confirm the following with respect to the 6,905,594 shares of common stock of **AsiaInfo-Linkage, Inc.** (the "Issuer"), which I propose to pledge to UBS AG as collateral (the "Pledged Shares") to support my Credit Line under the Credit Agreement by and between me and UBS AG.

By signing below, I represent, warrant and agree that:

1. I am (or at any time during the three month period immediately preceding the date hereof) (a) an "affiliate" of the Issuer as such term defined in Rule 144(a)(1) under the Securities Act of 1933, as amended or (b) a "person" as described in Rule 144(a)(2).
2. The Pledged Shares were acquired from the Issuer at least six months prior to the date hereof in a transaction specified in the definition of "restricted securities" set forth in Rule 144(a)(3);
3. As of the date hereof, I have beneficially owned the Pledged Shares for not less than six months (after giving effect to any periods during which my holding period may have been deemed to have been tolled);
4. I paid the full purchase price (as described in Rule 144(d)(2)) for the Pledged Shares at least six months prior to the date hereof;
5. Neither I nor any entity or individual with any relationship to me described in Rule 144(a)(2) has (i) a loan and/or margin debt outstanding with UBS AG nor (ii) pledged any shares of the common stock of the Issuer to UBS AG;
6. I and any entity or individual with any relationship to me described in Rule 144(a)(2) have the obligations set forth in Exhibit A hereto this letter outstanding to creditors other than UBS AG, its affiliates or subsidiaries, as of the date hereof and secured in whole or in part by shares of the common stock of the Issuer;
7. Except as stated or referred herein, the Pledged Shares are not subject to any restriction on sale, pledge or other disposition thereof under applicable law or under any agreement or instrument to which I or my property is subject and therefore I have an unrestricted right to pledge the Pledged Shares; provided that I advise UBS AG that the Pledged Shares are subject to Rule 144;
8. But for my affiliate status, the Pledged Shares may be sold by me in reliance upon Rule 144(b)(1);
9. All the information presented herein and in Exhibit A hereto is true, complete and accurate, and I will promptly notify UBS AG in writing of any material changes, including my affiliate status.

I hereby agree to indemnify and hold harmless UBS AG and its officers, directors and employees from any and all losses, expenses (including reasonable counsel fees), damage or other liabilities which may result from or be related to a breach of any of the foregoing representation and warranties.

This agreement shall be in addition to and shall supplement all of the right and remedies available to UBS AG by virtue of the Credit Agreement and the agreement with UBS Financial Services Inc. governing the operation of my securities account.

Acknowledged and Agreed this 30 day of November, 2013

Signed:

By: [signature]

(Libin SUN - Director)

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EXHIBIT TO REPREPRESENTATION LETTER

I. Please provide the following information for the Pledged Shares.

Date of Acquisition	Manner of Acquisition	Number of Shares Acquired	Date of Payment
7/1/2010	Acquisition - Asia Info purchased 100% of Linkage	12,555,625	7/1/2010

II. Please provide the following information for other shares owned and pledged to another institution.

Name of Pledgee	Number of Shares Pledged	Outstanding Obligations

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